International Bank for Reconstruction and
                                  Development

                                     [LOGO]

                              Financial Statements

                                 June 30, 1997

                   International Bank for Reconstruction and
                                  Development

                                                     IBRD Financial Statements 3
--------------------------------------------------------------------------------


Table of Contents

June 30, 1997

--------------------------------------------------------------------------------

Balance Sheet ..............................................................   4

Statement of Income ........................................................   6

Statement of Changes in Retained Earnings ..................................   7

Statement of Changes in Cumulative Translation Adjustment ..................   7

Statement of Cash Flows ....................................................   8

Summary Statement of Loans .................................................   9

Statement of Subscriptions to Capital Stock and Voting Power ...............  12

Notes to Financial Statements ..............................................  16

Report of Independent Accountants ..........................................  46

4 IBRD Financial Statements
--------------------------------------------------------------------------------


Balance Sheet

June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                     1997      1996
                                                                   --------  --------
Assets

DUE FROM BANKS
 Unrestricted currencies ........................................  $     26  $     27
 Currencies subject to restrictions--Note A ......................      615       612
                                                                   --------  --------
                                                                        641       639
                                                                   --------  --------

INVESTMENTS--Notes B and E
 Trading ........................................................    17,229    15,001
 Held-to-maturity ...............................................     1,279     1,169
                                                                   --------  --------
                                                                     18,508    16,170
                                                                   --------  --------

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B .............       97     1,282

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT
  OF SUBSCRIBED CAPITAL .........................................     1,902     1,765

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS .......       574       732

OTHER RECEIVABLES
 Amounts receivable from currency swaps--Notes D and E ...........   29,031    18,010
 Amounts receivable from investment securities traded ...........        29     2,365
 Amounts receivable from covered forwards--Notes B and E .........    4,571       204
 Accrued income on loans ........................................     1,932     2,127
 Accrued interest on investments ................................       143        92
                                                                   --------  --------
                                                                     35,706    22,798
                                                                   --------  --------

LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
 Total loans ....................................................   157,381   164,766
 Less undisbursed balance .......................................    51,576    54,520
                                                                   --------  --------
  Loans outstanding .............................................   105,805   110,246
 Less accumulated provision for loan losses .....................     3,210     3,340
                                                                   --------  --------
  Loans outstanding net of accumulated provision ................   102,595   106,906
                                                                   --------  --------

OTHER ASSETS
 Unamortized issuance costs of borrowings .......................       492       412
 Miscellaneous--Notes I and J ....................................    1,430     1,300
                                                                   --------  --------
                                                                      1,922     1,712
                                                                   --------  --------
Total assets ....................................................  $161,945  $152,004
                                                                   ========  ========

                                                     IBRD Financial Statements 5
--------------------------------------------------------------------------------


Balance Sheet

June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                                             1997        1996
                                                                                           ---------   --------
Liabilities

BORROWINGS-- Notes D and E
 Short-term .............................................................................  $   7,648   $  4,328
 Medium- and long-term ..................................................................     89,031     92,391
                                                                                           ---------   --------
                                                                                              96,679     96,719
                                                                                           ---------   --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH
  COLLATERAL RECEIVED-Note B ............................................................        294      2,439

 AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS .................................          4          4

OTHER LIABILITIES
 Amounts payable for currency swaps--Notes D and E ......................................     29,687     19,427
 Amounts payable for investment securities purchased ....................................        135      1,508
 Amounts payable for covered forwards--Notes B and E ....................................      4,694        202
 Accrued charges on borrowings ..........................................................      2,167      2,352
 Payable for Board of Governors-approved transfers--Note F ..............................        201        205
 Accounts payable and miscellaneous liabilities .........................................        856        848
                                                                                           ---------   --------
                                                                                              37,740     24,542
                                                                                           ---------   --------
Total liabilities .......................................................................    134,717    123,704
                                                                                           ---------   --------

Equity

CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and Voting Power, Note A)
  Authorized capital (1,558,478 shares--June 30, 1997 and June 30, 1996)
    Subscribed capital (1,512,211 shares--June 30, 1997; 1,497,325 shares--June 30, 1996)    182,426    180,630
    Less uncalled portion of subscriptions ..............................................    171,378    169,636
                                                                                           ---------   --------
                                                                                              11,048     10,994

DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS .................................       (106)       136

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A ....................................          7         15

RETAINED EARNINGS (see Statement of Changes in Retained Earnings, Note F) ...............     16,194     16,099

CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of Changes in Cumulative
  Translation Adjustment) ...............................................................         85      1,056
                                                                                           ---------   --------
Total equity ............................................................................     27,228     28,300
                                                                                           ---------   --------
Total liabilities and equity ............................................................  $ 161,945   $152,004
                                                                                           =========   ========

  The Notes to Financial Statements are an integral part of these Statements.

6 IBRD Financial Statements
--------------------------------------------------------------------------------


Statement of Income

For the fiscal years ended June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                              1997      1996
                                                                             -------   -------
INCOME
 Income from loans--Note C
  Interest ................................................................  $ 7,122   $ 7,804
  Commitment charges ......................................................      113       118
 Income from investments--Note B
  Trading
   Interest ...............................................................      718       673
   Net gains/(losses)
    Realized ..............................................................       47        31
    Unrealized ............................................................      (43)      (83)
  Held-to-maturity
   Interest ...............................................................      103       100
 Income from securities purchased under resale agreements--Note B .........       53        66
 Other income .............................................................       12        11
                                                                             -------   -------
   Total income ...........................................................    8,125     8,720
                                                                             -------   -------
EXPENSES
 Borrowing expenses--Note D
  Interest ................................................................    5,827     6,455
  Prepayment costs ........................................................       16         9
  Amortization of issuance and other borrowing costs ......................      109       106
 Interest on securities sold under agreements to repurchase and payable for
  cash collateral received--Note B ........................................       44        67
 Administrative expenses--Notes G, H, I and J .............................      651       733
 Provision for loan losses--Note C ........................................       63        42
 Other expenses ...........................................................       10         8
                                                                             -------   -------
  Total expenses ..........................................................    6,720     7,420
                                                                             -------   -------
OPERATING INCOME ..........................................................    1,405     1,300
Less contributions to special programs--Note G ............................      120       113
                                                                             -------   -------
NET INCOME ................................................................  $ 1,285   $ 1,187
                                                                             =======   =======

  The Notes to Financial Statements are an integral part of these Statements.

                                                     IBRD Financial Statements 7
--------------------------------------------------------------------------------


Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                1997       1996
                                                              --------   --------
Retained earnings at beginning of the fiscal year ..........  $ 16,099   $ 15,502
 Board of Governors-approved transfers to--Note F
  International Development Association ....................      (600)      (250)
  Debt Reduction Facility for IDA-Only Countries ...........        --       (100)
  Trust Fund for Gaza and West Bank ........................       (90)       (90)
  Trust Fund for Bosnia and Herzegovina ....................        --       (150)
  Heavily Indebted Poor Countries Debt Initiative Trust Fund      (500)        --
 Net income for the fiscal year ............................     1,285      1,187
                                                              --------   --------
Retained earnings at end of the fiscal year ................  $ 16,194   $ 16,099
                                                              ========   ========

--------------------------------------------------------------------------------

Statement of Changes in Cumulative Translation Adjustment

For the fiscal years ended June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                    1997      1996
                                                                   -------   -------
Cumulative translation adjustment at beginning of the fiscal year  $ 1,056   $ 3,308
  Translation adjustment for the fiscal year ....................     (971)   (2,252)
                                                                   -------   -------
Cumulative translation adjustment at end of the fiscal year .....  $    85   $ 1,056
                                                                   =======   =======

  The Notes to Financial Statements are an integral part of these Statements.

8 IBRD Financial Statements
--------------------------------------------------------------------------------


Statement of Cash Flows

For the fiscal years ended June 30, 1997 and June 30, 1996

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                                                 1997      1996
                                                                                               --------   --------
Cash flows from lending and investing activities
 Loans
  Disbursements .............................................................................  $(14,009)  $(13,321)
  Principal repayments ......................................................................    10,710     11,494
  Principal prepayments .....................................................................     1,311        812
 Investments: Held-to-maturity
  Purchases .................................................................................    (8,911)    (5,417)
  Maturities ................................................................................     8,895      5,422
                                                                                               --------   --------
   Net cash used in lending and investing activities ........................................    (2,004)    (1,010)
                                                                                               --------   --------
Cash flows from Board of Governors-approved transfers to
 International Development Association ......................................................      (599)      (250)
 Debt Reduction Facility for IDA-Only Countries .............................................        (1)       (86)
 Trust Fund for Gaza and West Bank, Trust Fund for Bosnia and Herzegovina, and for
  Emergency Assistance for Rwanda ...........................................................       (91)      (179)
 Heavily Indebted Poor Countries Debt Initiative Trust Fund .................................      (500)        --
                                                                                               --------   --------
   Net cash used in Board of Governors-approved transfers ...................................    (1,191)      (515)
                                                                                               --------   --------
Cash flows from financing activities
 Medium- and long-term borrowings
  New issues ................................................................................    14,928      9,851
  Retirements ...............................................................................   (14,137)   (10,330)
 Net short-term borrowings ..................................................................     3,277        340
 Net currency swaps .........................................................................      (266)      (649)
 Net capital stock transactions .............................................................        71        111
                                                                                               --------   --------
   Net cash provided by (used in) financing activities ......................................     3,873       (677)
                                                                                               --------   --------
Cash flows from operating activities
 Net income .................................................................................     1,285      1,187
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization .............................................................       541        399
  Provision for loan losses .................................................................        63         42
  Changes in other assets and liabilities
   Decrease in accrued income on loans and investments ......................................        18        176
   Increase in miscellaneous assets .........................................................      (153)       (80)
   Decrease in accrued charges on borrowings ................................................       (49)      (214)
   Increase (decrease) in accounts payable and miscellaneous liabilities ....................        35        (18)
                                                                                               --------   --------
    Net cash provided by operating activities ...............................................     1,740      1,492
                                                                                               --------   --------
Effect of exchange rate changes on unrestricted cash and liquid investments .................      (319)    (1,632)
                                                                                               --------   --------
Net increase (decrease) in unrestricted cash and liquid investments .........................     2,099     (2,342)
Unrestricted cash and liquid investments at beginning of the fiscal year ....................    14,730     17,072
                                                                                               --------   --------
Unrestricted cash and liquid investments at end of the fiscal year ..........................  $ 16,829   $ 14,730
                                                                                               ========   ========
Composed of
 Investments held in trading portfolio ......................................................  $ 17,229   $ 15,001
 Unrestricted currencies ....................................................................        26         27
 Net (payable) receivable for investment securities traded/purchased ........................      (106)       857
 Net (payable) receivable from covered forwards .............................................      (123)         2
 Net payable for securities purchased/sold under resale/repurchase agreements and payable for
  cash collateral received ..................................................................      (197)    (1,157)
                                                                                               --------   --------
                                                                                               $ 16,829   $ 14,730
                                                                                               ========   ========
Supplemental disclosure
 Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding .........................................................................  $ (6,429)  $(14,436)
  Investments: Held-to-maturity .............................................................        94        (29)
  Borrowings ................................................................................    (4,701)   (11,731)
  Currency swaps ............................................................................      (495)    (1,184)

  The Notes to Financial Statements are an integral part of these Statements.

                                                     IBRD Financial Statements 9
--------------------------------------------------------------------------------


Summary Statement of Loans

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                          Loans      Undisbursed                Percentage
                                                                         approved     balance of                 of total
                                                             Total      but not yet   effective      Loans         loans
Borrower or guarantor                                        loans     effective(1)   loans(2)    outstanding   outstanding
---------------------------------------------------------------------------------------------------------------------------
Algeria                                                     $  2,624      $   89      $   720      $  1,815        1.72
Argentina                                                      8,483       1,259        1,852         5,372        5.08
Armenia                                                           11          --            1            10        0.01
Bahamas, The                                                       8          --           --             8        0.01
Bangladesh                                                        43          --           --            43        0.04
Barbados                                                          32          --           18            14        0.01
Belarus                                                          158          --           36           122        0.12
Belize                                                            56           7           14            35        0.03
Bolivia                                                           48          --           --            48        0.05
Bosnia and Herzegovina                                           579          --           --           579        0.55
Botswana                                                          58          --           --            58        0.05
Brazil                                                         9,529         943        2,691         5,895        5.57
Bulgaria                                                         768          40          263           465        0.44
Cameroon                                                         475          --            8           467        0.44
Chile                                                          1,434          --          404         1,030        0.97
China                                                         16,765       2,181        6,647         7,937        7.50
Colombia                                                       2,813          15          819         1,979        1.87
Congo, Democratic Republic of                                     84          --           --            84        0.08
Congo, Republic of                                                77          --            1            76        0.07
Costa Rica                                                       287          --           62           225        0.21
Cote d'Ivoire                                                  1,191          --            2         1,189        1.12
Croatia                                                          544         135          185           224        0.21
Cyprus                                                            89          --           27            62        0.06
Czech Republic                                                   519          --          101           418        0.40
Dominica                                                           4          --            4            --          --
Dominican Republic                                               376         112           37           227        0.21
Ecuador                                                        1,255          21          322           912        0.86
Egypt, Arab Republic of                                        1,257          20          262           975        0.92
El Salvador                                                      473          --          191           282        0.27
Estonia                                                          117          --           50            67        0.06
Fiji                                                              45          --           11            34        0.03
Gabon                                                            113          10           18            85        0.08
Ghana                                                             35          --           --            35        0.03
Grenada                                                            4          --            4            --          --
Guatemala                                                        274          46           32           196        0.19
Guyana                                                            23          --           --            23        0.02
Honduras                                                         311          --           --           311        0.29
Hungary                                                        2,172          60          604         1,508        1.43
India                                                         12,560         575        3,102         8,883        8.40
Indonesia                                                     15,269         284        4,444        10,541        9.96
Iran, Islamic Republic of                                        795          --          384           411        0.39
Iraq                                                              44          --           --            44        0.04
Jamaica                                                          656          --          179           477        0.45
Jordan                                                           940          --          168           772        0.73
Kazakhstan                                                       917          17          412           488        0.46
Kenya                                                            257          --           --           257        0.24
Korea, Republic of                                             2,083          --          434         1,649        1.56
Latvia                                                           233          38           89           106        0.10
Lebanon                                                          597          53          407           137        0.13
Lesotho                                                           87          --           29            58        0.05

10 IBRD Financial Statements
--------------------------------------------------------------------------------


Summary Statement of Loans (Continued)

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                          Loans      Undisbursed                Percentage
                                                                         approved     balance of                 of total
                                                             Total      but not yet   effective      Loans         loans
Borrower or guarantor                                        loans     effective(1)   loans(2)    outstanding   outstanding
---------------------------------------------------------------------------------------------------------------------------
Liberia                                                     $    141          --           --      $    141        0.13
Lithuania                                                        267           4          156           107        0.10
Macedonia, former Yugoslav Republic of                           111          --           38            73        0.07
Madagascar                                                         4          --           --             4           *
Malawi                                                            39          --           --            39        0.04
Malaysia                                                         947          --          126           821        0.78
Mauritania                                                         7          --           --             7        0.01
Mauritius                                                        182          --           61           121        0.11
Mexico                                                        15,341         960        2,669        11,712       11.07
Moldova                                                          237          17           82           138        0.13
Morocco                                                        4,488          90          881         3,517        3.32
Nicaragua                                                         30          --           --            30        0.03
Nigeria                                                        2,917          --          352         2,565        2.42
Oman                                                              16          --           --            16        0.02
Pakistan                                                       3,958          --        1,019         2,939        2.78
Panama                                                           368          50           98           220        0.21
Papua New Guinea                                                 353          --           70           283        0.27
Paraguay                                                         369          --          233           136        0.13
Peru                                                           2,756          --          876         1,880        1.78
Philippines                                                    5,653         230        1,009         4,414        4.17
Poland                                                         2,830          --          678         2,152        2.03
Portugal                                                          18          --            2            16        0.02
Romania                                                        2,467         548          839         1,080        1.02
Russian Federation                                             7,778         316        3,787         3,675        3.47
St. Kitts and Nevis                                                3          --            2             1           *
St. Lucia                                                         10          --            6             4           *
St. Vincent and the Grenadines                                     3          --            2             *           *
Senegal                                                           18          --           --            18        0.02
Seychelles                                                         6          --            2             4           *
Sierra Leone                                                       2          --           --             2           *
Slovak Republic                                                  270          --           28           242        0.23
Slovenia                                                         212          43           27           142        0.13
South Africa                                                      46          46           --            --          --
Sri Lanka                                                         35          --           --            35        0.03
Sudan                                                              6          --           --             6        0.01
Swaziland                                                         37          --           25            12        0.01
Syrian Arab Republic                                             360          --           --           360        0.34
Tanzania                                                          45          --           --            45        0.04
Thailand                                                       2,495         288          705         1,502        1.42
Trinidad and Tobago                                              158          --           81            77        0.07
Tunisia                                                        2,273         162          567         1,544        1.46
Turkey                                                         5,100          15        1,218         3,867        3.65
Turkmenistan                                                      89          65           20             4           *
Ukraine                                                        1,937          88          845         1,004        0.95
Uruguay                                                          717         201           88           428        0.40

                                                    IBRD Financial Statements 11
--------------------------------------------------------------------------------


Summary Statement of Loans

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                          Loans      Undisbursed                Percentage
                                                                         approved     balance of                 of total
                                                             Total      but not yet   effective      Loans         loans
Borrower or guarantor                                        loans     effective(1)   loans(2)    outstanding   outstanding
---------------------------------------------------------------------------------------------------------------------------
Uzbekistan                                                  $    230      $   --      $    79      $    151        0.14
Venezuela                                                      1,998          --          691         1,307        1.24
Yugoslavia, Federal Republic of (Serbia/Montenegro)(3)         1,146          --           --         1,146        1.08
Zambia                                                            78          --           --            78        0.07
Zimbabwe                                                         622          --          122           500        0.47
                                                            --------      ------      -------      --------      ------
Subtotal(5)                                                  156,744       9,027       42,519       105,198       99.42

Caribbean Development Bank(4)                                     35          --           27             8        0.01

International Finance Corporation                                602          --            3           599        0.57
                                                            --------      ------      -------      --------      ------
Total--June 30, 1997(5)                                     $157,381      $9,027      $42,549      $105,805      100.00
                                                            ========      ======      =======      ========      ======
Total--June 30, 1996                                        $164,766      $9,500      $45,020      $110,246
                                                            ========      ======      =======      ========

*     Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

(1) Loans totaling $6,417 million ($5,170 million--June 30, 1996) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $2,610 million ($4,330 million--June 30, 1996) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(2) Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,937 million ($2,258 million--June 30, 1996).

(3)   See Notes to Financial Statements--Notes A and C.

(4) These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

(5)   May differ from the sum of individual figures shown due to rounding.

  The Notes to Financial Statements are an integral part of these Statements.

12 IBRD Financial Statements
--------------------------------------------------------------------------------


Statement of Subscriptions to
Capital Stock and Voting Power

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                       Subscriptions                                Voting Power
                                          ------------------------------------------------------------------   ---------------------
                                                           Percentage                              Amounts       Number   Percentage
                                                              of         Total       Amounts       subject         of         of
Member                                        Shares         total      amounts     paid in(1)    to call(1)     votes       total
------------------------------------------------------------------------------------------------------------------------------------
Afghanistan                                      300          0.02  $       36.2  $        3.6  $       32.6         550        0.04
Albania                                          830          0.05         100.1           3.6          96.5       1,080        0.07
Algeria                                        9,252          0.61       1,116.1          67.1       1,049.0       9,502        0.61
Angola                                         2,676          0.18         322.8          17.5         305.4       2,926        0.19
Antigua and Barbuda                              520          0.03          62.7           1.3          61.5         770        0.05
Argentina                                     17,911          1.18       2,160.7         132.2       2,028.4      18,161        1.17
Armenia                                        1,139          0.08         137.4           5.9         131.5       1,389        0.09
Australia                                     24,464          1.62       2,951.2         181.8       2,769.5      24,714        1.59
Austria                                       11,063          0.73       1,334.6          80.7       1,253.9      11,313        0.73
Azerbaijan                                     1,646          0.11         198.6           9.7         188.8       1,896        0.12
Bahamas, The                                   1,071          0.07         129.2           5.4         123.8       1,321        0.08
Bahrain                                        1,103          0.07         133.1           5.7         127.4       1,353        0.09
Bangladesh                                     4,854          0.32         585.6          33.9         551.6       5,104        0.33
Barbados                                         948          0.06         114.4           4.5         109.9       1,198        0.08
Belarus                                        3,323          0.22         400.9          22.3         378.5       3,573        0.23
Belgium                                       28,983          1.92       3,496.4         215.8       3,280.6      29,233        1.88
Belize                                           586          0.04          70.7           1.8          68.9         836        0.05
Benin                                            868          0.06         104.7           3.9         100.8       1,118        0.07
Bhutan                                           479          0.03          57.8           1.0          56.8         729        0.05
Bolivia                                        1,785          0.12         215.3          10.8         204.5       2,035        0.13
Bosnia and Herzegovina                           549          0.04          66.2           5.8          60.4         799        0.05
Botswana                                         615          0.04          74.2           2.0          72.2         865        0.06
Brazil                                        24,946          1.65       3,009.4         185.1       2,824.2      25,196        1.62
Brunei Darussalam                              2,373          0.16         286.3          15.2         271.1       2,623        0.17
Bulgaria                                       5,215          0.34         629.1          36.5         592.6       5,465        0.35
Burkina Faso                                     868          0.06         104.7           3.9         100.8       1,118        0.07
Burundi                                          716          0.05          86.4           3.0          83.4         966        0.06
Cambodia                                         214          0.01          25.8           2.6          23.2         464        0.03
Cameroon                                       1,527          0.10         184.2           9.0         175.2       1,777        0.11
Canada                                        44,795          2.96       5,403.8         334.9       5,068.9      45,045        2.89
Cape Verde                                       508          0.03          61.3           1.2          60.1         758        0.05
Central African Republic                         862          0.06         104.0           3.9         100.1       1,112        0.07
Chad                                             862          0.06         104.0           3.9         100.1       1,112        0.07
Chile                                          6,931          0.46         836.1          49.6         786.6       7,181        0.46
China                                         44,799          2.96       5,404.3         335.0       5,069.3      45,049        2.89
Colombia                                       6,352          0.42         766.3          45.2         721.1       6,602        0.42
Comoros                                          282          0.02          34.0           0.3          33.7         532        0.03
Congo, Democratic Republic of                  2,643          0.17         318.8          25.4         293.5       2,893        0.19
Congo, Republic of                               927          0.06         111.8           4.3         107.5       1,177        0.08
Costa Rica                                       233          0.02          28.1           1.9          26.2         483        0.03
Cote d'Ivoire                                  2,516          0.17         303.5          16.4         287.1       2,766        0.18
Croatia                                        2,293          0.15         276.6          17.3         259.3       2,543        0.16
Cyprus                                         1,461          0.10         176.2           8.4         167.9       1,711        0.11
Czech Republic                                 6,308          0.42         761.0          45.9         715.0       6,558        0.42
Denmark                                       10,251          0.68       1,236.6          74.6       1,162.0      10,501        0.67
Djibouti                                         559          0.04          67.4           1.6          65.9         809        0.05
Dominica                                         504          0.03          60.8           1.1          59.7         754        0.05
Dominican Republic                             2,092          0.14         252.4          13.1         239.3       2,342        0.15
Ecuador                                        2,771          0.18         334.3          18.2         316.1       3,021        0.19
Egypt, Arab Republic of                        7,108          0.47         857.5          50.9         806.6       7,358        0.47

                                                    IBRD Financial Statements 13
--------------------------------------------------------------------------------


Statement of Subscriptions to
Capital Stock and Voting Power

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                       Subscriptions                                Voting Power
                                          ------------------------------------------------------------------   ---------------------
                                                           Percentage                              Amounts       Number   Percentage
                                                              of         Total       Amounts       subject         of         of
Member                                        Shares         total      amounts     paid in(1)    to call(1)     votes       total
------------------------------------------------------------------------------------------------------------------------------------
El Salvador                                      141          0.01  $       17.0  $        1.7  $       15.3         391        0.03
Equatorial Guinea                                715          0.05          86.3           2.7          83.5         965        0.06
Eritrea                                          593          0.04          71.5           1.8          69.7         843        0.05
Estonia                                          923          0.06         111.3           4.3         107.1       1,173        0.08
Ethiopia                                         978          0.06         118.0           4.7         113.3       1,228        0.08
Fiji                                             987          0.07         119.1           4.8         114.3       1,237        0.08
Finland                                        8,560          0.57       1,032.6          61.9         970.8       8,810        0.57
France                                        69,397          4.59       8,371.7         520.4       7,851.3      69,647        4.47
Gabon                                            987          0.07         119.1           5.1         113.9       1,237        0.08
Gambia, The                                      543          0.04          65.5           1.5          64.0         793        0.05
Georgia                                        1,584          0.10         191.1           9.3         181.8       1,834        0.12
Germany                                       72,399          4.79       8,733.9         542.9       8,190.9      72,649        4.67
Ghana                                          1,525          0.10         184.0          12.7         171.2       1,775        0.11
Greece                                         1,684          0.11         203.1          14.1         189.1       1,934        0.12
Grenada                                          531          0.04          64.1           1.4          62.7         781        0.05
Guatemala                                      2,001          0.13         241.4          12.4         229.0       2,251        0.14
Guinea                                         1,292          0.09         155.9           7.1         148.8       1,542        0.10
Guinea-Bissau                                    540          0.04          65.1           1.4          63.7         790        0.05
Guyana                                         1,058          0.07         127.6           5.3         122.3       1,308        0.08
Haiti                                          1,067          0.07         128.7           5.4         123.3       1,317        0.08
Honduras                                         641          0.04          77.3           2.3          75.0         891        0.06
Hungary                                        8,050          0.53         971.1          58.0         913.1       8,300        0.53
Iceland                                        1,258          0.08         151.8           6.8         144.9       1,508        0.10
India                                         44,795          2.96       5,403.8         333.7       5,070.1      45,045        2.89
Indonesia                                     14,981          0.99       1,807.2         110.3       1,697.0      15,231        0.98
Iran, Islamic Republic of                     23,686          1.57       2,857.4         175.8       2,681.5      23,936        1.54
Iraq                                           2,808          0.19         338.7          27.1         311.6       3,058        0.20
Ireland                                        5,271          0.35         635.9          37.1         598.8       5,521        0.35
Israel                                         4,750          0.31         573.0          33.2         539.8       5,000        0.32
Italy                                         44,795          2.96       5,403.8         334.8       5,069.0      45,045        2.89
Jamaica                                        2,578          0.17         311.0          16.8         294.2       2,828        0.18
Japan                                         93,770          6.20      11,311.9         703.5      10,608.5      94,020        6.04
Jordan                                         1,388          0.09         167.4           7.8         159.6       1,638        0.11
Kazakhstan                                     2,985          0.20         360.1          19.8         340.3       3,235        0.21
Kenya                                          2,461          0.16         296.9          15.9         281.0       2,711        0.17
Kiribati                                         465          0.03          56.1           0.9          55.2         715        0.05
Korea, Republic of                             9,372          0.62       1,130.6          67.9       1,062.7       9,622        0.62
Kuwait                                        13,280          0.88       1,602.0          97.4       1,504.6      13,530        0.87
Kyrgyz Republic                                1,107          0.07         133.5           5.7         127.9       1,357        0.09
Lao People's Democratic Republic                 178          0.01          21.5           1.5          20.0         428        0.03
Latvia                                         1,384          0.09         167.0           7.8         159.2       1,634        0.10
Lebanon                                          340          0.02          41.0           1.1          39.9         590        0.04
Lesotho                                          663          0.04          80.0           2.3          77.6         913        0.06
Liberia                                          463          0.03          55.9           2.6          53.3         713        0.05
Libya                                          7,840          0.52         945.8          57.0         888.8       8,090        0.52
Lithuania                                      1,507          0.10         181.8           8.7         173.1       1,757        0.11
Luxembourg                                     1,652          0.11         199.3           9.8         189.5       1,902        0.12
Macedonia, former Yugoslav Republic of           427          0.03          51.5           3.2          48.3         677        0.04
Madagascar                                     1,422          0.09         171.5           8.1         163.5       1,672        0.11
Malawi                                         1,094          0.07         132.0           5.6         126.4       1,344        0.09

14 IBRD Financial Statements
--------------------------------------------------------------------------------


Statement of Subscriptions to
Capital Stock and Voting Power (Continued)

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                       Subscriptions                                Voting Power
                                          ------------------------------------------------------------------   ---------------------
                                                           Percentage                              Amounts       Number   Percentage
                                                              of         Total       Amounts       subject         of         of
Member                                        Shares         total      amounts     paid in(1)    to call(1)     votes       total
------------------------------------------------------------------------------------------------------------------------------------
Malaysia                                       8,244          0.55  $      994.5  $       59.5  $      935.0       8,494        0.55
Maldives                                         469          0.03          56.6           0.9          55.7         719        0.05
Mali                                           1,162          0.08         140.2           6.1         134.1       1,412        0.09
Malta                                          1,074          0.07         129.6           5.4         124.1       1,324        0.09
Marshall Islands                                 469          0.03          56.6           0.9          55.7         719        0.05
Mauritania                                       900          0.06         108.6           4.1         104.4       1,150        0.07
Mauritius                                      1,242          0.08         149.8           6.7         143.1       1,492        0.10
Mexico                                        18,804          1.24       2,268.4         139.0       2,129.4      19,054        1.22
Micronesia, Federated States of                  479          0.03          57.8           1.0          56.8         729        0.05
Moldova                                        1,368          0.09         165.0           7.6         157.4       1,618        0.10
Mongolia                                         466          0.03          56.2           2.3          53.9         716        0.05
Morocco                                        4,973          0.33         599.9          34.8         565.1       5,223        0.34
Mozambique                                       930          0.06         112.2           4.8         107.4       1,180        0.08
Myanmar                                        2,484          0.16         299.7          16.1         283.6       2,734        0.18
Namibia                                        1,523          0.10         183.7           8.8         174.9       1,773        0.11
Nepal                                            968          0.06         116.8           4.6         112.1       1,218        0.08
Netherlands                                   35,503          2.35       4,282.9         264.8       4,018.1      35,753        2.30
New Zealand                                    7,236          0.48         872.9          51.9         821.0       7,486        0.48
Nicaragua                                        608          0.04          73.3           2.1          71.3         858        0.06
Niger                                            852          0.06         102.8           3.8          99.0       1,102        0.07
Nigeria                                       12,655          0.84       1,526.6          92.7       1,433.9      12,905        0.83
Norway                                         9,982          0.66       1,204.2          72.6       1,131.6      10,232        0.66
Oman                                           1,561          0.10         188.3           9.1         179.2       1,811        0.12
Pakistan                                       9,339          0.62       1,126.6          67.8       1,058.9       9,589        0.62
Panama                                           385          0.03          46.4           3.2          43.2         635        0.04
Papua New Guinea                               1,294          0.09         156.1           7.1         149.0       1,544        0.10
Paraguay                                       1,229          0.08         148.3           6.6         141.6       1,479        0.09
Peru                                           5,331          0.35         643.1          37.5         605.6       5,581        0.36
Philippines                                    6,844          0.45         825.6          48.9         776.7       7,094        0.46
Poland                                        10,908          0.72       1,315.9          79.6       1,236.3      11,158        0.72
Portugal                                       5,460          0.36         658.7          38.5         620.2       5,710        0.37
Qatar                                          1,096          0.07         132.2           9.0         123.3       1,346        0.09
Romania                                        4,011          0.27         483.9          30.5         453.4       4,261        0.27
Russian Federation                            44,795          2.96       5,403.8         333.9       5,070.0      45,045        2.89
Rwanda                                         1,046          0.07         126.2           5.2         120.9       1,296        0.08
St. Kitts and Nevis                              275          0.02          33.2           0.3          32.9         525        0.03
St. Lucia                                        552          0.04          66.6           1.5          65.1         802        0.05
St. Vincent and the Grenadines                   278          0.02          33.5           0.3          33.2         528        0.03
Sao Tome and Principe                            495          0.03          59.7           1.1          58.6         745        0.05
Saudi Arabia                                  44,795          2.96       5,403.8         335.0       5,068.9      45,045        2.89
Senegal                                        2,072          0.14         250.0          13.0         237.0       2,322        0.15
Seychelles                                       263          0.02          31.7           0.2          31.6         513        0.03
Sierra Leone                                     718          0.05          86.6           3.0          83.6         968        0.06
Singapore                                        320          0.02          38.6           3.9          34.7         570        0.04
Slovak Republic                                3,216          0.21         388.0          23.0         365.0       3,466        0.22
Slovenia                                       1,261          0.08         152.1           9.5         142.6       1,511        0.10
Solomon Islands                                  513          0.03          61.9           1.2          60.7         763        0.05
Somalia                                          552          0.04          66.6           3.3          63.3         802        0.05
South Africa                                  13,462          0.89       1,624.0          98.8       1,525.2      13,712        0.88
Spain                                         23,686          1.57       2,857.4         175.6       2,681.7      23,936        1.54

                                                    IBRD Financial Statements 15
--------------------------------------------------------------------------------


Statement of Subscriptions to
Capital Stock and Voting Power

June 30, 1997

Expressed in millions of U.S. dollars
--------------------------------------------------------------------------------

                                                                       Subscriptions                                Voting Power
                                          ------------------------------------------------------------------   ---------------------
                                                           Percentage                              Amounts       Number   Percentage
                                                              of         Total       Amounts       subject         of         of
Member                                        Shares         total      amounts     paid in(1)    to call(1)     votes       total
------------------------------------------------------------------------------------------------------------------------------------
Sri Lanka                                      3,817          0.25  $      460.5  $       26.1  $      434.3       4,067        0.26
Sudan                                            850          0.06         102.5           7.2          95.3       1,100        0.07
Suriname                                         412          0.03          49.7           2.0          47.7         662        0.04
Swaziland                                        440          0.03          53.1           2.0          51.1         690        0.04
Sweden                                        14,974          0.99       1,806.4         110.2       1,696.2      15,224        0.98
Switzerland                                   26,606          1.76       3,209.6         197.2       3,012.4      26,856        1.72
Syrian Arab Republic                           2,202          0.15         265.6          14.0         251.7       2,452        0.16
Tajikistan                                     1,060          0.07         127.9           5.3         122.5       1,310        0.08
Tanzania                                       1,295          0.09         156.2          10.0         146.2       1,545        0.10
Thailand                                       6,349          0.42         765.9          45.2         720.7       6,599        0.42
Togo                                           1,105          0.07         133.3           5.7         127.6       1,355        0.09
Tonga                                            494          0.03          59.6           1.1          58.5         744        0.05
Trinidad and Tobago                            2,664          0.18         321.4          17.6         303.7       2,914        0.19
Tunisia                                          719          0.05          86.7           5.7          81.1         969        0.06
Turkey                                         7,379          0.49         890.2          52.9         837.2       7,629        0.49
Turkmenistan                                     526          0.03          63.5           2.9          60.5         776        0.05
Uganda                                           617          0.04          74.4           4.4          70.1         867        0.06
Ukraine                                       10,908          0.72       1,315.9          79.3       1,236.6      11,158        0.72
United Arab Emirates                           2,385          0.16         287.7          22.6         265.1       2,635        0.17
United Kingdom                                69,397          4.59       8,371.7         539.5       7,832.2      69,647        4.47
United States                                264,969         17.52      31,964.5       1,998.4      29,966.2     265,219       17.03
Uruguay                                        2,812          0.19         339.2          18.6         320.7       3,062        0.20
Uzbekistan                                     2,493          0.16         300.7          16.1         284.7       2,743        0.18
Vanuatu                                          586          0.04          70.7           1.8          68.9         836        0.05
Venezuela                                     20,361          1.35       2,456.2         150.8       2,305.5      20,611        1.32
Vietnam                                          968          0.06         116.8           8.1         108.7       1,218        0.08
Western Samoa                                    531          0.04          64.1           1.4          62.7         781        0.05
Yemen, Republic of                             2,212          0.15         266.8          14.0         252.8       2,462        0.16
Zambia                                         2,810          0.19         339.0          20.0         319.0       3,060        0.20
Zimbabwe                                       3,325          0.22         401.1          22.4         378.7       3,575        0.23
                                           ---------  ------------  ------------  ------------  ------------  ----------  ----------
Total--June 30, 1997(2)                    1,512,211        100.00  $    182,426  $     11,048  $    171,378   1,557,211      100.00
                                           =========  ============  ============  ============  ============  ==========  ==========
Total--June 30, 1996                       1,497,325        100.00  $    180,630  $     10,994  $    169,636   1,542,325
                                           =========  ============  ============  ============  ============  ==========

NOTES

1.    See Notes to Financial Statements--Note A.

2.    May differ from the sum of individual figures shown due to rounding.

   The Notes to Financial Statements are an integral part of these Statements.

16 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Purpose and Affiliated Organizations

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

Summary of Significant Accounting and Related Policies

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the adequacy of the Accumulated Provision for Loan Losses, determination of net periodic pension cost, and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

During the first quarter of fiscal year 1997, IBRD adopted prospectively the Statement of Financial Accounting Standards No. 121, entitled "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", which prescribes that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting standard does not apply to financial instruments. The adoption of this standard had no material impact on IBRD's financial statements.

During the fourth quarter of fiscal year 1997, IBRD adopted International Accounting Standards (IAS) No. 32 entitled "Financial Instruments: Disclosure and Presentation". IAS No. 32 specifies the disclosure of certain information on various risk elements associated with financial instruments. These disclosures are contained in Notes B, C, and D.

In 1996 the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 125, entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities", which requires new accounting and reporting standards for transfers of assets, securitizations, collateral, and servicing of receivables and other financial assets, and extinguishments of liabilities. While the standard is effective for fiscal year 1997, the provisions which would impact IBRD relating to transfers involving repurchase/resale agreements, collateral agreements and securities lending for transfers of financial assets will not be effective until the beginning of 1998. The adoption of this standard is expected to have no material impact on IBRD's financial statements.

Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

Translation of Currencies: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

                                                    IBRD Financial Statements 17
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

18 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

Loans: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

IBRD's policy is to not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. In addition, in the special case of Bosnia and Herzegovina, IBRD has refinanced/rescheduled, through three new IBRD consolidation loans, certain loans made to the former Socialist Federal Republic of Yugoslavia (SFRY) for which Bosnia and Herzegovina has accepted liability. IBRD's special treatment in this case was based on the following criteria: the country (i) has emerged from a current or former member of IBRD,
(ii) is assuming responsibility for a share of the debt of that member, (iii) has limited creditworthiness for servicing the debt that it assumes, because of a major armed conflict in its territory involving extensive destruction of physical assets, and (iv) can improve significantly its repayment capacity through refinancing/rescheduling, if appropriate supporting measures are taken. At the balance sheet dates no other country met these criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of their expected future cash flows discounted at the loan's contractual interest rates. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. The previously overdue interest and other charges are not recognized as income in the period the refinancing/rescheduling occurs. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or credit to

                                                    IBRD Financial Statements 19
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

Investments: Investment securities are classified based on IBRD management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrecognized gains and losses for financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements: Securities purchased under resale agreements and securities sold under repurchase agreements are treated as securities lending and borrowing transactions and are carried at historical cost.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly into income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

Fair Value Disclosures: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

20 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Note A--Capital Stock, Restricted Currencies, Maintenance of Value and
Membership

Capital Stock: At June 30, 1997, IBRD's capital comprised 1,558,478 (1,558,478--June 30, 1996) authorized shares, of which 1,512,211
(1,497,325--June 30, 1996) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,048 million ($10,994 million--June 30, 1996) has been paid in, and the remaining $171,378 million ($169,636 million--June 30, 1996) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $145,940 million ($144,504 million--June 30, 1996) the restriction on calls is imposed by the Articles of Agreement and as to $25,438 million ($25,132 million--June 30, 1996) by resolutions of the Board of Governors.

Restricted Currencies: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,105 million ($1,100 million--June 30, 1996) initially paid in gold or U.S. dollars and (2) $9,943 million ($9,894 million--June 30, 1996) paid in cash or noninterest-bearing demand obligations denominated either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $777 million ($777 million--June 30, 1996) which were repurchased by members with U.S. dollars, and
(ii) $435 million ($419 million--June 30, 1996) which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,299 million ($5,522 million--June 30, 1996) has been used for lending purposes, with such consent.

Membership: In February 1993 IBRD's Executive Directors decided that the SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

Note B--Investments

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits and related financial instruments with off-balance sheet risk including futures, forward contracts, covered forward contracts, options and short sales.

On April 18, 1997, the Executive Directors approved changes in IBRD's general investment authority to permit IBRD to invest in marketable bonds, notes, and other debt obligations or securities (including asset-backed securities) issued or unconditionally guaranteed by corporate entities or trusts. Such obligations or securities require a credit rating of AAA. IBRD was also authorized to enter into currency swaps for liquid asset management purposes.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations. Obligations issued or unconditionally guaranteed by governments of countries require a minimum credit rating of AA, if denominated in a currency other than the home currency of the issuer, otherwise no rating is required. Obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity require a minimum credit rating of AA.

                                                    IBRD Financial Statements 21
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Time Deposits: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

Futures and Forwards: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

Options: Options are contracts that allow the holder of the option the right, but not the obligation to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Short Sales: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Covered Forwards: Covered forwards are agreements in which cash in one currency is converted into a different currency and, simultaneously, a forward exchange agreement is executed providing for a future exchange of the two currencies in order to recover the currency converted.

22 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Liquid Portfolio: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 1997 and June 30, 1996 is as follows:

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------

                                                                                               Other             All
                                      Deutsche mark     Japanese yen       U.S. dollars      currencies       currencies
                                      -------------     -------------      -------------     -----------    --------------
                                      1997     1996     1997     1996      1997     1996     1997   1996    1997      1996
                                      ----     ----     ----     ----      ----     ----     ----   ----    ----      ----
Trading:
 Government and agency
  obligations:
  Carrying value                        642      524       --    1,119     2,873    3,536      20    238    3,535     5,417
  Average balance during
   fiscal year                          429      879      324    2,738     2,237    3,473     182    257    3,172     7,347
  Net gains (losses) for the
   fiscal year                           (2)      19       (2)     (45)      (13)     (41)     10      7       (7)      (60)
  Average yield (%)                    3.22     4.60       --     1.35      5.92     5.03    3.52   4.82     5.40      4.12
  Average maturity (years)             2.03     5.10       --     2.94      5.35     3.80    0.19   8.40     4.71      3.87
Time deposits:
  Carrying value                      1,311    1,041    3,569    1,775     7,664    5,822   1,149    942   13,693     9,580
  Average balance during
   fiscal year                          578      411    2,126    1,562     6,847    3,793   1,055  1,035   10,606     6,801
  Net gains (losses) for the
   fiscal year                           --       --       --       --        --       --      --    (*)       --       (*)
  Average yield (%)                    3.11     3.38     0.49     0.50      5.91     5.52    3.76   3.96     4.05      4.21
  Average maturity (years)             0.23     0.02     0.20     0.07      0.13     0.01    0.17   0.02     0.16      0.03
Futures and forwards:
  Carrying value                          1        1        *        3        --       --      --      *        1         4
  Average balance during
   fiscal year                            1        1        2        3        --       --       *      *        3         4
  Net gains (losses) for the
   fiscal year                          (*)       (2)       1       (3)       11       15       *    (*)       12        10
Options :
  Carrying value                         --       --        *        *         *      (*)      --      *        *         *
  Average balance during
   fiscal year                           --       --        *        *         *        *       *      *        *         *
  Net gains (losses) for the
   fiscal year                          (*)      (*)      (*)      (*)        (1)      (2)      *    (*)       (1)       (2)

Total Trading Investments***
  Carrying value                      1,954    1,566    3,569    2,897    10,537    9,358   1,169  1,180   17,229    15,001
  Average balance during fiscal
   year                               1,008    1,291    2,452    4,303     9,084    7,266   1,237  1,292   13,781    14,152
  Net gains (losses) for the fiscal
   year                                  (2)      17      (*)      (48)       (3)     (28)     10      7        4       (52)

                                                    IBRD Financial Statements 23
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Liquid Portfolio (continued)

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------

                                                                                           Other                 All
                                  Deutsche mark       Japanese yen     U.S. dollars      currencies          currencies
                                  -------------       -------------    -------------     -----------       --------------
                                  1997     1996       1997     1996    1997     1996     1997   1996       1997      1996
                                  ----     ----       ----     ----    ----     ----     ----   ----       ----      ----
Repurchase agreements and
  Securities loans:
  Carrying value                    --      --          --     --      (294)   (2,394)     --     (45)     (294)   (2,439)
  Average balance during fiscal
   year                            (34)   (142)         --     --      (716)   (1,406)    (80)    (27)     (830)   (1,575)
  Average yield (%)                 --      --          --     --      5.73      5.20      --    4.06      5.73      5.18
  Average maturity (years)          --      --          --     --      0.02      0.02      --    0.02      0.02      0.02

Resale agreements:
  Carrying value                     2     571          --     --        95       655      --      56        97     1,282
  Average balance during fiscal
   year                            305     463          --     --       721       775      92      68     1,118     1,306
  Average yield (%)               2.90    3.49          --     --      5.46      5.17      --    4.40      5.41      4.39
  Average maturity (years)        0.02    0.01          --     --      0.06      0.03      --      **      0.06      0.02

Short sales:
  Carrying value                    --     (25)         --     --       (92)      (54)     --     (*)       (92)      (79)
  Average balance during fiscal
   year                            (42)    (44)         --     (5)     (134)     (133)    (15)    (12)     (191)     (194)

Net covered forwards:
  Carrying value                  (908)     60      (3,226)   (91)    4,571       (17)   (560)     50      (123)        2
  Average balance during fiscal
   year                           (198)    162        (694)   (88)    1,047      (423)   (142)    348        13        (1)
  Average yield (%)               3.10    3.33        0.48    0.43     5.78      5.40    3.69    3.17      3.55      3.69
  Average maturity (years)        0.33    0.01        0.21    0.04     0.24      0.02    0.27    0.01      0.24      0.02

--------------------------------------------------------------------------------

*     Less than $0.5 million.

**    Less than 0.005 years.

***   May differ from the sum of individual figures due to rounding.

24 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Held-to-maturity portfolio: The carrying and fair values of investment securities in the Held-to-maturity portfolio at June 30, 1997 and June 30, 1996 are as follows:

In millions
--------------------------------------------------------------------------------
                                                       1997
                                     -------------------------------------------
                                    Carrying  Average  Gross     Gross
                                     value    yield  unrealized unrealized  Fair
                                               (%)     gains     losses    value
                                     ------   ------ ---------- ---------- -----
Government and agency obligations .  $1,140    8.74    $110       $--     $1,250
Time deposits .....................     139    6.38      --         --       139
                                     ------    ----    ----       ----    ------
Total .............................  $1,279    8.49    $110       $--     $1,389
                                     ======    ====    ====       ====    ======
--------------------------------------------------------------------------------

In millions
--------------------------------------------------------------------------------
                                                       1996
                                     -------------------------------------------
                                    Carrying  Average  Gross     Gross
                                     value    yield  unrealized unrealized  Fair
                                               (%)     gains     losses    value
                                     ------   ------ ---------- ---------- -----

Government and agency obligations .  $1,055    8.74    $ 56       $--     $1,111
Time deposits .....................     114    5.81      --         --       114
                                     ------    ----    ----       ----    ------
Total .............................  $1,169    8.46    $ 56       $--     $1,225
                                     ======    ====    ====       ====    ======
--------------------------------------------------------------------------------

At June 30, 1997 and June 30, 1996, the Held-to-maturity portfolio comprised investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio held during the fiscal year ended June 30, 1997 was 8.31 percent (8.35 percent--June 30, 1996).

The expected maturities of investment securities in the Held-to-maturity portfolio at June 30, 1997 and June 30, 1996 are summarized below:

In millions
--------------------------------------------------------------------------------
                                                             1997
                                                 -------------------------------
                                                                         Net
                                                Carrying     Fair     unrealized
                                                 value       value      gains
                                                 -------     ------   ----------
July 1, 1997 through June 30, 1998 ........      $  139      $  139     $ --
July 1, 1998 through June 30, 2002 ........         172         177        5
July 1, 2002 through June 30, 2007 ........         255         277       22
Thereafter ................................         713         796       83
                                                 ------      ------     ----
Total .....................................      $1,279      $1,389     $110
                                                 ======      ======     ====
--------------------------------------------------------------------------------

                                                    IBRD Financial Statements 25
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

In millions
--------------------------------------------------------------------------------
                                                             1997
                                                 -------------------------------
                                                                         Net
                                                Carrying     Fair     unrealized
                                                 value       value      gains
                                                 -------     ------   ----------
July 1, 1996 through June 30, 1997 .........     $  114      $  114      $--
July 1, 1997 through June 30, 2001 .........        162         170        8
July 1, 2001 through June 30, 2006 .........        236         252       16
Thereafter .................................        657         689       32
                                                 ------      ------      ---
Total ......................................     $1,169      $1,225      $56
                                                 ======      ======      ===
--------------------------------------------------------------------------------

Note C--Loans, Cofinancing and Guarantees

Multicurrency Loans

Fixed rate loans: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

Adjustable rate loans: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

Average Maturity: IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

Single Currency Loans

Fixed rate loans: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

26 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

LIBOR-based loans: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of
(a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

Since September 1, 1996, IBRD has offered its borrowers, in addition to its loan products, the option to convert undisbursed multicurrency pool loan amounts to single currency loan terms. Further, borrowers have the option to convert disbursed and undisbursed multicurrency pool loan amounts to new single currency pool loans. Borrowers selecting single currency pool loans have their choice of four different pools (U. S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool will be a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. The rates that will be charged on single currency pool loans will be variable based on the average cost of outstanding borrowings allocated to fund loans in each individual single currency pool plus a 50 basis point spread. Conversions to the new single currency pool terms will be implemented on one of three conversion dates (July 1, 1997, January 1, 1998 or July 1, 1998), depending upon the date the conversion request is approved by IBRD. At June 30, 1997, borrowers had requested and IBRD had converted $6,412 million of undisbursed multicurrency pool loan amounts to single currency loan terms and $5,764 million remained to be converted at that date. At June 30, 1997, borrowers had requested that $9,794 million of outstanding multicurrency pool loan amounts and $71 million of undisbursed multicurrency pool loan amounts be converted to single currency pool loan terms on July 1, 1997.

Waivers of Loan Interest and Charges

On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the fiscal year ended June 30, 1997, the combined effect of these waivers was to reduce Net Income by $259 million ($286 million--June 30, 1996).

Further, on August 1, 1996, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the fiscal year ended June 30, 1997, the effect of the commitment fee waiver was to reduce Net Income by $226 million ($235 million--June 30, 1996).

                                                    IBRD Financial Statements 27
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

A summary of IBRD's outstanding loans by currency and product at June 30, 1997 and June 30, 1996 follows:

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------

                                                                             1997
                                      ------------------------------------------------------------------------------------
                                        Multicurrency loans         Single currency loans               Total loans
                                      -----------------------  ---------------------------------  ------------------------
                                                   Weighted                Weighted   Average                   Weighted
                      Rate                          verage                  average   maturity                   average
Currency              type              Amount     rate (%)*    Amount     rate (%)*  (years)       Amount      rate (%)*
--------------------  --------------  ----------  -----------  ---------  ----------  ----------  -----------  -----------
Deutsche mark         Fixed ....       $ 1,937       8.77       $   --         --         --       $  1,937       8.77
                      Adjustable        27,269       6.70           83       3.48       7.07         27,352       6.69

Japanese yen          Fixed ....         1,954       8.87           --         --         --          1,954       8.87
                      Adjustable        30,154       6.70            5       0.81       3.51         30,159       6.70

Netherlands guilders  Fixed ....           179       8.42           --         --         --            179       8.42
                      Adjustable         1,155       6.70           --         --         --          1,155       6.70

Swiss francs          Fixed ....         1,064       8.02           --         --         --          1,064       8.02
                      Adjustable         3,438       6.70           --         --         --          3,438       6.70

U.S. dollars          Fixed ....         1,578       8.78        2,315       7.03       6.63          3,893       7.74
                      Adjustable        27,848       6.70        4,515       6.01       8.99         32,363       6.60

Others                Fixed ....           154       9.11          133       6.35       7.17            287       7.83
                      Adjustable         2,020       6.70            4       3.53       7.80          2,024       6.69
                                       -------       ----       ------       ----       ----       --------       ----
Loans outstanding     Fixed ....         6,866       8.68        2,448       6.99       6.66          9,314       8.24
                      Adjustable        91,884       6.70        4,607       5.96       8.95         96,491       6.66
                                       -------       ----       ------       ----       ----       --------       ----
                      Total ....       $98,750       6.84       $7,055       6.32       8.16        105,805       6.80
                                       =======       ====       ======       ====       ====                      ====
Less accumulated provision for loan losses                                                            3,210
                                                                                                   --------
Loans outstanding net of accumulated provision                                                     $102,595
                                                                                                   ========

--------------------------------------------------------------------------------
*     Excludes effects of any waivers of loan interest.

28 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

In millions of U.S. dollars equivalent
--------------------------------------------------------------------------------

                                                                             1996
                                      ------------------------------------------------------------------------------------
                                        Multicurrency loans         Single currency loans               Total loans
                                      -----------------------  ---------------------------------  ------------------------
                                                   Weighted                Weighted   Average                   Weighted
                      Rate                          verage                  average   maturity                   average
Currency              type              Amount     rate (%)*    Amount     rate (%)*  (years)       Amount      rate (%)*
--------------------  --------------  ----------  -----------  ---------  ----------  ----------  -----------  -----------
Deutsche mark         Fixed ....       $  3,111        8.68      $   --          --         --       $  3,111        8.68
                      Adjustable         26,838        6.98          --          --         --         26,838        6.98

Japanese yen          Fixed ....          3,093        8.88          --          --         --          3,093        8.88
                      Adjustable         31,259        6.98          --          --         --         31,259        6.98

Netherlands guilders  Fixed ....            325        8.58          --          --         --            325        8.58
                      Adjustable          1,845        6.98          --          --         --          1,845        6.98

Swiss francs          Fixed ....          1,989        8.18          --          --         --          1,989        8.18
                      Adjustable          7,029        6.98          --          --         --          7,029        6.98

U.S. dollars          Fixed ....          2,266        8.85       1,119        6.79       7.17          3,385        8.17
                      Adjustable         27,640        6.98       1,096        5.66      10.11         28,736        6.93

Others                Fixed ....            255        9.16          42        7.29       7.20            297        8.89
                      Adjustable          2,331        6.98           8        5.07       7.80          2,339        6.97
                                       --------       -----      ------       -----      -----      ---------       -----
Loans outstanding     Fixed ....         11,039        8.69       1,161        6.81       7.17         12,200        8.51
                      Adjustable         96,942        6.98       1,104        5.66      10.09         98,046        6.96
                                       --------       -----      ------       -----      -----      ---------       -----
                      Total ....       $107,981        7.15      $2,265        6.25       8.59        110,246        7.13
                                       ========       =====      ======       =====      =====                      =====
Less accumulated provision for loan losses                                                             3,340
                                                                                                    --------
Loans outstanding net of accumulated provision                                                      $106,906
                                                                                                    ========

--------------------------------------------------------------------------------
*     Excludes effects of any waivers of loan interest.

                                                    IBRD Financial Statements 29
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

The maturity structure of IBRD's loans outstanding, by product, at June 30, 1997 and June 30, 1996 is as follows:

In millions
--------------------------------------------------------------------------------

                                                                                   1997
                                         ------------------------------------------------------------------------------------------
                                           Multicurrency loans      Single currency loans                   All loans
                                         -----------------------  --------------------------  -------------------------------------
                                   Rate
Period                             type:  Fixed      Adjustable      Fixed      Adjustable      Fixed       Adjustable       Total
-----------------------------------------------------------------------------------------------------------------------------------
July 1, 1997 through June 30, 1998       $ 2,844       $ 9,150       $   --       $    4       $ 2,844       $ 9,154       $ 11,998
July 1, 1998 through June 30, 2002         3,675        37,141          773          774         4,448        37,915         42,363
July 1, 2002 through June 30, 2007           335        33,585        1,365        2,283         1,700        35,868         37,568
Thereafter .......................            12        12,008          310        1,546           322        13,554         13,876
                                         -------       -------       ------       ------       -------       -------       --------
Loans outstanding ................       $ 6,866       $91,884       $2,448       $4,607       $ 9,314       $96,491       $105,805
                                         =======       =======       ======       ======       =======       =======       ========
-----------------------------------------------------------------------------------------------------------------------------------

In millions
--------------------------------------------------------------------------------

                                                                                   1996
                                         ------------------------------------------------------------------------------------------
                                           Multicurrency loans      Single currency loans                   All loans
                                         -----------------------  --------------------------  -------------------------------------
                                   Rate
Period                             type:  Fixed      Adjustable      Fixed      Adjustable      Fixed       Adjustable       Total
-----------------------------------------------------------------------------------------------------------------------------------
July 1, 1996 through June 30, 1997       $ 3,837       $ 8,868       $   --       $   --       $ 3,837       $ 8,868       $ 12,705
July 1, 1997 through June 30, 2001         6,437        38,825          302          245         6,739        39,070         45,809
July 1, 2001 through June 30, 2006           734        35,281          646          433         1,380        35,714         37,094
Thereafter .......................            31        13,968          213          426           244        14,394         14,638
                                         -------       -------       ------       ------       -------       -------       --------
Loans outstanding ................       $11,039       $96,942       $1,161       $1,104       $12,200       $98,046       $110,246
                                         =======       =======       ======       ======       =======       =======       ========
-----------------------------------------------------------------------------------------------------------------------------------

Estimated Value of Loans

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

Multicurrency loans: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at June 30, 1997 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

30 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Single Currency Loans: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at June 30, 1997. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at June 30, 1997 and June 30, 1996:

In millions
--------------------------------------------------------------------------------

                                                                                  1997                           1996
                                                                         -----------------------       -----------------------
                                                                         Carrying       Estimated      Carrying       Estimated
                                                                           value          value          value          value
                                                                         --------       --------       --------       --------
Multicurrency loans
                        Fixed ....................................       $  6,866       $  7,655       $ 11,039       $ 12,383
                        Adjustable ...............................         91,884         99,775         96,942        103,080
Single currency loans
                        Fixed ....................................          2,448          2,497          1,161          1,067
                        Adjustable ...............................          4,607          4,844          1,104          1,108
                                                                         --------       --------       --------       --------
Total loans
                        Fixed ....................................          9,314         10,152         12,200         13,450
                        Adjustable ...............................         96,491        104,619         98,046        104,188
                                                                         --------       --------       --------       --------
                                                                          105,805        114,771        110,246        117,638

Less accumulated provision for loan losses........................          3,210          3,210          3,340          3,340
                                                                         --------       --------       --------       --------
Loans outstanding net of accumulated
   provision .....................................................       $102,595       $111,561       $106,906       $114,298
                                                                         ========       ========       ========       ========

--------------------------------------------------------------------------------

Cofinancing and Guarantees

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,593 million at June 30, 1997 ($1,537 million--June 30, 1996) were not included in reported loan balances. At June 30, 1997, $148 million of these guarantees were subject to call ($122 million--June 30, 1996). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At June 30, 1997, these guarantees, approximating $1 million ($1 million--June 30, 1996), were subject to call.

                                                    IBRD Financial Statements 31
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Statutory Lending Limit

Under the Articles of Agreement, the total amount outstanding of callable guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At June 30, 1997 and June 30, 1996, the status of the statutory lending limit is as follows:

In millions
--------------------------------------------------------------------------------
                                                           1997          1996
                                                         --------      --------
Statutory lending limit
  Subscribed capital ..............................      $182,426      $180,630
  Retained earnings ...............................        16,194        16,099
  Cumulative translation adjustment ...............            85         1,056
                                                         --------      --------
                                                         $198,705      $197,785
                                                         ========      ========
Loans and guarantees outstanding
  Loans outstanding ...............................      $105,805      $110,246
  Principal guarantees callable ...................           148           122
  Interest guarantees callable ....................             1             1
                                                         --------      --------
                                                         $105,954      $110,369
                                                         ========      ========
Loans and guarantees outstanding as a percentage of
  statutory lending limit .........................            53%           56%

--------------------------------------------------------------------------------

Overdue Amounts

At June 30, 1997, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

At June 30, 1997, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,360 million ($2,520 million--June 30, 1996), of which $1,314 million ($1,227 million--June 30, 1996) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $893 million ($808 million--June 30, 1996). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 1997 would have been higher by $146 million ($188 million--June 30, 1996).

32 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

A summary of countries with loans or guarantees in nonaccrual status follows:

In millions
--------------------------------------------------------------------------------

                                                                           1997
                                                        --------------------------------------------
                                                          Principal    Principal and    Nonaccrual
Borrower                                                 outstanding  charges overdue     since
------------------------------------------------------  ------------  --------------- --------------
With overdues
  Congo, Democratic Republic of .....................       $   84       $   72       November 1993
  Iraq ..............................................           44           68       December 1990
  Liberia ...........................................          141          252       June 1987
  Sudan .............................................            6            4       January 1994
  Syrian Arab Republic ..............................          360          513       February 1987
  Yugoslavia, Federal Republic of (Serbia/Montenegro)        1,146        1,298       September 1992
                                                            ------       ------

  Total .............................................        1,781        2,207

Without overdues
  Bosnia and Herzegovina ............................          579           --       September 1992
                                                            ------       ------
Total ...............................................       $2,360       $2,207
                                                            ======       ======

--------------------------------------------------------------------------------

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The first consolidation loan was a currency pool loan of $29 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 41 basis points. The second consolidation loan was also a currency pool loan in the amount of $285 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 4 basis points. The third consolidation loan was a U. S. dollar LIBOR-based single currency loan of $307 million carrying IBRD's lending rate for such loans at the time, 5.38 percent. All three consolidation loans have a final maturity of 30 years, which includes a five-year grace period. The consolidation loans aggregated the existing assumed loans which had final maturities ranging from April 1, 1992 to May 15, 2001 and a combined weighted-average interest rate of 7.95 percent.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 1997 was $2,430 million ($2,466 million--June 30, 1996).

During the fiscal years ended June 30, 1997 and June 30, 1996, no loans came out of nonaccrual status.

                                                    IBRD Financial Statements 33
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Accumulated Provision for Loan Losses

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of their expected future cash flows discounted at the loan's contractual rates. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains a provision for loan losses.

An analysis of the changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 1997 and June 30, 1996 appears below:

In millions
--------------------------------------------------------------------------------
                                                         1997             1996
                                                       -------          -------
Balance, beginning of the fiscal year ........         $ 3,340          $ 3,740
Provision for loan losses ....................              63               42
Translation adjustment .......................            (193)            (442)
                                                       -------          -------

Balance, end of the fiscal year ..............         $ 3,210          $ 3,340
                                                       =======          =======

--------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. On November 7, 1996, the HIPC Debt Initiative Trust Fund was established, constituted by funds to be contributed by creditors of HIPCs, to assist eligible beneficiary countries reduce their overall debt burden. The HIPC Debt Initiative Trust Fund is administered by IDA. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

Fifth Dimension Program

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 1997, IDA had approved credits of $1,526 million ($1,379 million--June 30, 1996) under this program from inception, of which $1,435 million ($1,327 million--June 30, 1996) had been disbursed to the eligible countries.

34 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Note D--Borrowings

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

Currency swaps: Currency swaps are agreements comprised of a conversion of the proceeds of a borrowing into a different currency and a forward exchange agreement providing for a schedule of future exchanges of the two currencies in order to recover the currency converted. The combination of a borrowing and a currency swap produces the financial equivalent of substituting a borrowing in the currency obtained in the initial conversion for the original borrowing.

Interest rate swaps: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

Forward interest rate swaps: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

Swaptions: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

Deferred rate setting (DRS) agreements: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At June 30, 1997 and June 30, 1996, the effective interest cost of all principal amounts had been fixed.

                                                    IBRD Financial Statements 35
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

A summary of IBRD's borrowings portfolio at June 30, 1997 and June 30, 1996 follows:

Medium- and Long-term Borrowings and Swaps at June 30, 1997

In millions of U.S. dollars equivalent
------------------------------------------------------------------------------------------------------------------------------------
                                                           Currency                Interest rate
                          Direct borrowings              swap agreements          swap agreements          Net currency obligations
                       --------------------------- -------------------------- -------------------------- ---------------------------
                                    Wgtd.                      Wgtd.          National    Wgtd.                      Wgtd.
                                    avg.  Average   Amount     avg.  Average   amount     avg.  Average   Amount     avg.  Average
          Rate                      cost  maturity  payable    cost  maturity  payable    cost  maturity  payable    cost  maturity*
Currency  type          Amount        %   (years) (receivable)   %   (years) (receivable)   %   (years) (receivable)   %   (years)
------------------------------------------------------------------------------------------------------------------------------------
Deutsche
 mark     Fixed        $12,468      6.58     5.43  $  3,071    7.47     2.33  $  6,800    6.93      2.74 $  22,339   6.81    4.19

                                                       (393)   5.93    14.05    (2,878)   5.25      4.48    (3,271)  5.33    5.63
          Adjustable       203      7.54     6.12     8,921    3.05     2.98     2,936    3.24      4.53    12,060   3.17    3.41
                                                        (22)   5.58     0.99    (6,858)   3.35      2.78    (6,880)  3.35    2.77

Japanese
 yen      Fixed         24,501      5.15     4.48       529    5.63     2.39     2,148    3.60      1.87    27,178   5.04    4.23
                                                     (1,251)   5.99     6.07    (3,123)   3.02      4.39    (4,374)  3.85    4.86

          Adjustable     1,223      1.83     2.66       506    0.05     1.20     3,123    0.57      4.39     4,852   0.83    3.62
                                                        (44)   4.45    14.98    (2,148)   1.34      1.87    (2,192)  1.41    2.13

Nether-
 lands
 guilders Fixed          1,873      7.25     3.28        80    6.31     0.19        --      --        --     1,953   7.21    3.15
                                                     (1,123)   7.62     2.05                                (1,123)  7.62    2.05
Swiss
 francs   Fixed          3,916      6.02     5.63     1,862    5.20     2.94       780    7.11      2.77     6,558   5.91    4.52
                                                     (3,050)   5.79     2.84                                (3,050)  5.79    2.84
          Adjustable        --        --       --       780     .74     2.70                                   780    .74    2.70
                                                                                  (780)   1.73      2.77      (780)  1.73    2.77
U. S.
 dollars  Fixed         23,725      7.49     6.63       178    8.98     2.99     6,095    6.81      3.67    29,998   7.36    6.01
                                                     (1,023)   9.19     3.12   (10,518)   6.29      5.69   (11,541)  6.55    5.46
          Adjustable     1,213      5.14     3.59    12,111    5.49     6.26    10,646    5.77      5.64    23,970   5.59    5.85
                                                     (2,511)   5.57     2.31    (6,223)   5.78      3.62    (8,734)  5.72    3.24
Others    Fixed         18,112      8.71     4.80       157    8.34     2.09       113    5.77      7.17    18,382   8.68    4.79
                                                    (16,029)   8.59     4.43      (424)   7.12      5.73   (16,453)  8.55    4.46
          Adjustable     1,798      5.92     4.95        13   10.85      .32       424    3.35      5.73     2,235   5.46    5.07
                                                     (2,149)   5.61     5.08      (113)   3.46      7.17    (2,262)  5.50    5.18
                       ------------------------------------                    -------                    -----------------------
Total     Fixed         84,595      6.86     5.32     5,877                     15,936                     106,408   6.79    4.82
                                                    (22,869)                   (16,943)                    (39,812)  6.95    4.70
          Adjustable     4,437      4.65     4.00    22,331                     17,129                      43,897   4.31    4.83
                                                     (4,726)                   (16,122)                    (20,848)  4.31    3.16
                       ------------------------------------                    -------                    -----------------------
Principal at face
  value                 89,032      6.75     5.25       613                                                 89,645   6.07    5.26
Net unamortized
  discounts                 (1)                                                     --                          (1)
                       ------------------------------------                    -------                    -----------------------
Total                  $89,031      6.75     5.25  $    613                    $    --                    $ 89,644   6.07    5.26
                       ====================================                    =======                    =======================

--------------------------------------------------------------------------------

* At June 30, 1997 the average repricing period of the net currency obligations for adjustable rate borrowings is four months.

36 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Medium- and Long-term Borrowings and Swaps at June 30, 1996

In millions of U.S. dollars equivalent
------------------------------------------------------------------------------------------------------------------------------------
                                                           Currency                Interest rate
                          Direct borrowings              swap agreements          swap agreements          Net currency obligations
                       --------------------------- -------------------------- -------------------------- ---------------------------
                                    Wgtd.                      Wgtd.          National    Wgtd.                      Wgtd.
                                    avg.  Average   Amount     avg.  Average   amount     avg.  Average   Amount     avg.  Average
          Rate                      cost  maturity  payable    cost  maturity  payable    cost  maturity  payable    cost  maturity
Currency  type          Amount        %   (years) (receivable)   %   (years) (receivable)   %   (years) (receivable)   %   (years)
------------------------------------------------------------------------------------------------------------------------------------
Deutsche
 mark     Fixed        $14,287       6.71    5.58   $  2,000   7.75      2.51   $  8,544   7.08      3.41   $  24,831   6.92  4.59

                                                                                  (2,134)  5.26      5.51      (2,134)  5.26  5.51
          Adjustable       229       7.54    7.12      9,919   2.93      3.53      2,199   3.37      5.57      12,347   3.09  3.96
                                                                                  (8,609)  3.47      3.45      (8,609)  3.47  3.45

Japanese
 yen      Fixed         29,466       5.24    4.78        335   5.51      2.21      1,329   5.49      3.15      31,130   5.26  4.68
                                                        (964)  6.12      8.07     (2,528)  2.64      5.72      (3,492)  3.59  6.36

          Adjustable     1,232       2.04    3.21         71   0.03      1.59      2,528   0.67      5.72       3,831   1.09  4.83
                                                         (92)  0.25      0.48     (1,329)  2.09      3.15      (1,421)  1.97  2.97

Nether-
 lands
 guilders Fixed          2,837       7.23    3.33         91   6.31      1.19         --     --        --       2,928   7.20  3.26
                                                      (1,447)  7.70      2.77                                  (1,447)  7.70  2.77
Swi
 francs   Fixed          4,996       6.04    6.28      2,523   5.19      3.39        892   7.11      3.77       8,411   5.90  5.15
                                                        (873)  6.47      3.46                                    (873)  6.47  3.46
          Adjustable        --         --      --        892   0.84      3.70                                     892   0.84  3.70
                                                                                    (892)  2.08      3.77        (892)  2.08  3.77
U. S.
 dollars  Fixed         23,305       7.84    6.91        178   8.98      3.99      4,002   7.10      3.72      27,485   7.74  6.43
                                                      (1,198)  9.02      3.73     (6,211)  6.45      7.50      (7,409)  6.87  6.89
          Adjustable     1,453       4.90    3.87      3,344   5.06      4.49      6,449   5.55      7.27      11,246   5.32  6.00
                                                        (848)  4.94      4.66     (4,240)  5.53      3.58      (5,088)  5.43  3.76
Others    Fixed         13,180       9.30    3.72                                     36   6.62      7.20      13,216   9.29  3.73
                                                     (10,904)  9.25      2.97       (287)  7.43      4.37     (11,191)  9.21  3.01
          Adjustable     1,419       6.38    4.62                                    417   5.24      4.57       1,836   6.12  4.61
                                                      (1,610)  5.97      4.51       (166)  8.74      5.47      (1,776)  6.22  4.60
                       -------------------------------------                   ---------                  ------------------------
Total     Fixed         88,071       6.90    5.36      5,127                      14,803                      108,001   6.87  4.98
                                                     (15,386)                    (11,160)                     (26,546)  7.33  4.74
          Adjustable     4,333       4.70    4.10     14,226                      11,593                       30,152   3.79  4.87
                                                      (2,550)                    (15,236)                     (17,786)  4.12  3.59
                       -------------------------------------                   ---------                  ------------------------
Principal at face
  value                 92,404                         1,417                          --                       93,821
Net unamortized
  discounts                (13)                                                                                   (13)
                       -------------------------------------                   ---------                  ------------------------
Total                  $92,391       6.80    5.29   $  1,417                    $     --                    $  93,808   6.26  5.29
                       =====================================                   =========                  ========================

--------------------------------------------------------------------------------

                                                    IBRD Financial Statements 37
--------------------------------------------------------------------------------

Notes to Financial Statements

--------------------------------------------------------------------------------

Short-term Borrowings and Swaps at June 30, 1997 and June 30, 1996

In millions of U. S. dollars equivalent
------------------------------------------------------------------------------------------------------------------------------------
                                                      1997                                                 1996
                      -------------------------------------------------------- -----------------------------------------------------
                                                  Interest                                              Interest
                                     Currency       rate                  Wgtd.             Currency      rate                 Wgtd.
                                      swap          swap         Net      avg.                swap        swap         Net      avg.
               Rate   Principal      payable       payable     currency   cost  Principal    payable      payable     currency  cost
Currency       type   outstanding   (receivable) (receivable) obligations*(%) outstanding (receivable) (receivable) obligations  (%)
--------       ----   -----------   ----------------------------------------- ------------------------------------------------------
Short-term Notes

U. S. dollars  Fixed        $ 3,015   $    --   $    --   $ 3,015        5.68  $ 1,369       $ --      $    --      $ 1,369     5.46

Global Multicurrency Notes

Czech koruny   Fixed            220        --        --       220       10.88       54         --           --           54    10.91
                                         (220)       --      (220)      10.88                 (54)          --          (54)   10.91
Deutsche mark  Fixed             --        --        --        --          --       --         20           --           20     3.09
               Adjustable        --       394        --       394        2.80       --         54           --           54     3.05
Italian lire   Fixed            148        --        --       148        6.80       20         --           --           20     8.62
                                         (148)       --      (148)       6.80                 (20)          --          (20)    8.62
Japanese yen   Fixed             95        88        --       183        3.16       --         --           --           --       --
                                          (95)       --       (95)       5.93       --         --           --           --       --
New Zealand    Fixed            137        --        --       137        7.96       --         --           --           --       --
 dollars                                 (137)       --      (137)       7.96
Slovak koruny  Fixed             67        --        --        67       12.65       --         --           --           --       --
                                          (67)       --       (67)      12.65       --         --           --           --       --
U. S. dollars  Fixed          1,100       120        --     1,220        4.93      300         --           --          300     5.52
                                                   (900)     (900)       4.65       --         --           --           --       --
               Adjustable        --       877       900     1,777        5.52       --         --           --           --       --
                                         (112)       --      (112)       5.40       --         --           --           --       --
South African  Fixed            657        --        --       657       15.07       --         --           --           --       --
 rand                                    (657)       --      (657)      15.07       --         --           --           --       --

Central Bank Facility

U. S. dollars  Adjustable     2,200        --        --     2,200        5.14    2,586         --           --        2,586     5.47
                            -------------------------------------------------  -----------------------------------------------------
Total          Fixed          5,439       208        --     5,647        6.90    1,743         20           --        1,763     5.65
                                       (1,324)     (900)   (2,224)       8.99       --        (74)          --          (74)   10.29
               Adjustable     2,200     1,271       900     4,371        5.09    2,586         54           --        2,640     5.42
                                         (112)               (112)       5.40
                            -------------------------------------------------  -----------------------------------------------------
Principal at face value       7,639        43        --     7,682        5.28    4,329         --           --        4,329     5.43
Net unamortized discounts         9                             9                   (1)                                  (1)      --
                            -------------------------------------------------  -----------------------------------------------------
Total                       $ 7,648   $    43   $    --   $ 7,691        5.28  $ 4,328       $ --      $    --      $ 4,328     5.43
                            =================================================  =====================================================

--------------------------------------------------------------------------------
* At June 30, 1997 the average repricing period of the net currency obligations for short-term borrowings is three months.

38 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 1997 and June 30, 1996 is as follows:

In millions
--------------------------------------------------------------------------------

Period                                                                     1997
----------------------------------------------------------               -------

July 1, 1997 through June 30, 1998 .......................               $13,185
July 1, 1998 through June 30, 1999 .......................                 9,492
July 1, 1999 through June 30, 2000 .......................                17,430
July 1, 2000 through June 30, 2001 .......................                 8,173
July 1, 2001 through June 30, 2002 .......................                 9,498
July 1, 2002 through June 30, 2007 .......................                21,806
Thereafter ...............................................                 9,448
                                                                         -------
Total ....................................................               $89,032
                                                                         =======
--------------------------------------------------------------------------------

In millions
--------------------------------------------------------------------------------

Period                                                                     1996
----------------------------------------------------------               -------

July 1, 1996 through June 30, 1997 .......................               $12,467
July 1, 1997 through June 30, 1998 .......................                13,949
July 1, 1998 through June 30, 1999 .......................                 9,526
July 1, 1999 through June 30, 2000 .......................                14,262
July 1, 2000 through June 30, 2001 .......................                 7,529
July 1, 2001 through June 30, 2006 .......................                25,886
Thereafter ...............................................                 8,785
                                                                         -------
Total ....................................................               $92,404
                                                                         =======
--------------------------------------------------------------------------------

                                                    IBRD Financial Statements 39
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 1997 and June 30, 1996:

In millions
--------------------------------------------------------------------------------
                                  1997                       1996
                         ----------------------     ----------------------
                         Carrying     Estimated     Carrying     Estimated
                          value       fair value     value       fair value
                         --------     ---------     --------     ---------
Short-term ..........    $  7,648     $   7,699     $  4,328     $   4,371
Medium- and long-term      89,031        96,310       92,391        99,250
Swaps
 Currency
  Payable ...........      29,687        30,098       19,427        19,841
  Receivable ........     (29,031)      (30,375)     (18,010)      (19,203)
 Interest rate ......          --           654           --         1,064
 Swaptions ..........          --             1           --             1
                         --------     ---------     --------     ---------
Total ...............    $ 97,335     $ 104,387     $ 98,136     $ 105,324
                         ========     =========     ========     =========
--------------------------------------------------------------------------------

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

Note E--Credit Risk

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the expanding use of mark-to-market collateral arrangements for swap transactions. IBRD may also accept collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

40 IBRD Financial Statements
--------------------------------------------------------------------------------


Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 1997 and June 30, 1996 are given below:

In millions
--------------------------------------------------------------------------------

                                                                          1997       1996

                                                                         -------    -------
INVESTMENTS - TRADING PORTFOLIO

Futures and forwards
  o Long position ...................................................    $ 6,620    $ 1,499
  o Short position ..................................................      6,675      5,875
  o Credit exposure due to potential nonperformance by counterparties          1          2
Options
  o Long position ...................................................        134        679
  o Short position ..................................................         --        429
Covered forwards
  o Credit exposure due to potential nonperformance by counterparties         36          2

BORROWINGS PORTFOLIO

Currency swaps
  o Credit exposure due to potential nonperformance by counterparties      1,255        728
Interest rate swaps
  o Notional principal ..............................................     33,965     26,396
  o Credit exposure due to potential nonperformance by counterparties        393         96
Swaptions
  o Notional principal ..............................................         74         30
  o Credit exposure due to potential nonperformance by counterparties         --         --

--------------------------------------------------------------------------------

Note F--Retained Earnings, Allocations and Transfers

Retained Earnings: Retained Earnings comprises the following elements at June 30, 1997 and June 30, 1996:

In millions
--------------------------------------------------------------------------------
                                                       1997               1996
                                                      -------            -------
Special reserve ..........................            $   293            $   293
General reserve ..........................             14,159             13,909
Surplus ..................................                457                710
Unallocated net income ...................              1,285              1,187
                                                      -------            -------
Total ....................................            $16,194            $16,099
                                                      =======            =======
--------------------------------------------------------------------------------

On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers, out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the Heavily

                                                    IBRD Financial Statements 41
--------------------------------------------------------------------------------


Notes to Financial Statements

--------------------------------------------------------------------------------

Indebted Poor Countries (HIPC) Debt Initiative Trust Fund or other arrangements in support of the HIPC Debt Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the initiative. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, of $90 million to the Trust Fund for Gaza and West Bank.

Transfers to International Development Association: The Board of Governors had approved aggregate transfers through June 30, 1996 to IDA totaling $4,831 million from unallocated Net Income. On October 3, 1996, the Board of Governors approved a transfer to IDA, by way of grant, of $300 million in an equivalent amount in SDRs out of unallocated Net Income. On the same day, the Board of Governors approved a transfer, by way of grant, out of Surplus of $300 million in an equivalent amount in SDRs. At June 30, 1997, there was no payable to IDA.

Transfers to Debt Reduction Facility for IDA-Only Countries: The Board of Governors had approved aggregate transfers through June 30, 1996 to the Debt Reduction Facility for IDA-Only Countries (DRF) totaling $300 million. At June 30, 1997, $118 million ($119 million--June 30, 1996) remained payable.

Transfer to Trust Fund for Gaza and West Bank: The Board of Governors had approved aggregate transfers through June 30, 1996 to the Trust Fund for Gaza and West Bank (TFG), totaling $140 million. On February 3, 1997, the Board of Governors approved a transfer from Surplus, by way of grant, of $90 million. At June 30, 1997, $83 million ($70 million--June 30, 1996) remained payable.

Transfer to Trust Fund for Bosnia and Herzegovina: In February 1996 the Board of Governors approved a transfer from Surplus, by way of grant, of $150 million to a trust fund administered by IDA to finance an emergency reconstruction program in Bosnia and Herzegovina. At June 30, 1997, there was no payable to the Trust Fund. At June 30, 1996, $16 million remained payable.

Transfers to the Heavily Indebted Poor Countries Debt Initiative Trust Fund: On October 3, 1996, the Board of Governors approved a transfer from Surplus, by way of grant, of amounts up to $500 million to the HIPC Debt Initiative Trust Fund contingent upon IBRD's determination that the other creditors of the eligible beneficiary countries have agreed to meet their share of the costs envisaged under the HIPC Debt Initiative. On May 5, 1997, upon management's determination that creditors holding a substantial portion of the debts of countries eligible under the HIPC Debt Initiative have agreed to meet their share of the costs envisaged under the Initiative, IBRD's Executive Directors approved the transfer of the $500 million that had been set aside in Surplus for the HIPC Debt Initiative Trust Fund. At June 30, 1997, there was no payable to the HIPC Debt Initiative Trust Fund.

Note G--Administrative Expenses and Contributions to Special Programs

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At June 30, 1997, $64 million ($26 million--June 30, 1996) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

On March 31, 1997, the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. At June 30, 1997, 57 staff had been identified for separation at a cost of $10 million. Included in the total charge of $10 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total charge of $10 million, $4 million has been charged to IDA for fiscal year 1997 consistent with normal cost apportionment procedures applied in the calculation of the management fee.

42 IBRD Financial Statements
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Administrative Expenses for the fiscal year ended June 30, 1997 are net of the management fee of $416 million ($508 million--June 30, 1996) charged to IDA and $108 million ($102 million--June 30, 1996) charged to reimbursable programs. Included in the amounts charged to reimbursable programs are allocated charges of $21 million ($22 million--June 30, 1996) charged to IFC and $1 million ($1 million--June 30, 1996) charged to MIGA.

Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

Note H--Trust Funds

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at June 30, 1997 and June 30, 1996 is as follows:

---------------------------------------------------------------------------
                                  1997                        1996
                    ----------------------------  -------------------------
                                                      Total
                    Total fiduciary    Number of    fiduciary     Number of
                         assets       trust fund     assets      trust fund
                     (In millions)     accounts   (In millions)   accounts
                     -------------     --------   -------------   --------
IBRD executed .......    $  552          1,622       $  548        1,314
Recipient executed ..     1,513          1,236        1,308          935
                         ------          -----       ------        -----
Total ...............    $2,065          2,858       $1,856        2,249
                         ======          =====       ======        =====

---------------------------------------------------------------------------


The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 1997, IBRD received $15 million ($15 million--June 30, 1996) as fees for administering trust funds. These fees have been recorded as a reduction of administrative expenses.

Note I--Staff Retirement Plan

IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

                                                    IBRD Financial Statements 43
--------------------------------------------------------------------------------
Notes to Financial Statements

--------------------------------------------------------------------------------

Net periodic pension cost for IBRD participants for the fiscal years ended June 30, 1997 and June 30, 1996 consisted of the following components:

In millions
--------------------------------------------------------------------------------
                                                                1997       1996
                                                                ----       ----
Service cost--benefits earned during the fiscal year .....    $   189     $ 216
Interest cost on projected benefit obligation ............        342       360
Actual return on plan assets .............................     (1,472)     (917)
Net amortization and deferral ............................        842       437
                                                              -------     -----
Net periodic pension (income) cost .......................    $   (99)    $  96
                                                              =======     =====
--------------------------------------------------------------------------------

IBRD has re-evaluated the economic assumptions underlying its pension expense methodology. Based on changes arising from this re-evaluation and changes in the Plan assets at their fair value, IBRD recorded $63 million in pension income for the fiscal year ending June 30, 1997 versus pension expense of $60 million for the fiscal year ended June 30, 1996. For the fiscal year ended June 30, 1997, the employers' cash contribution for all participants in the Plan was $94 million, of which $49 million is attributable to IBRD and is included in Miscellaneous Assets on the balance sheet. For the fiscal year ended June 30, 1997, the management fee charged to IDA was reduced by $36 million representing the portion of the pension income allocated to IDA. For the fiscal year ended June 30, 1996, a pension expense of $36 million was included in the management fee charged to IDA.

The following table sets forth the Plan's funded status at June 30, 1997 and June 30, 1996:

In millions
--------------------------------------------------------------------------------
                                                               1997       1996
                                                               ----       ----
Actuarial present value of benefit obligations
  Accumulated benefit obligation
    Vested ...............................................   $(3,760)   $(3,543)
    Nonvested ............................................       (49)       (36)
                                                             -------    -------
      Subtotal ...........................................    (3,809)    (3,579)
  Effect of projected compensation levels ................    (1,783)    (1,718)
                                                             -------    -------
    Projected benefit obligation .........................    (5,592)    (5,297)
Plan assets at fair value ................................     8,698      7,033
                                                             -------    -------
Plan assets in excess of projected benefit obligation ....     3,106      1,736
Remaining unrecognized net transition asset ..............       (78)       (91)
Unrecognized prior service cost ..........................        66         74
Unrecognized net gain from past experience different
  from that assumed and from changes in assumptions ......    (2,881)    (1,719)
                                                             -------    -------
Prepaid pension cost .....................................   $   213    $    --
                                                             =======    =======
--------------------------------------------------------------------------------

44 IBRD Financial Statements
--------------------------------------------------------------------------------
Notes to Financial Statements (Continued)

--------------------------------------------------------------------------------

Of the $213 million prepaid at June 30, 1997 ($nil at June 30, 1996), $184 million is attributable to IBRD ($nil at June 30, 1996) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent (7.5 percent--June 30, 1996). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.0 percent (13.3 percent--June 30, 1996) at age 20 and decreasing to 5.5 percent (6.8 percent--June 30, 1996) at age 64. The expected long-term rate of return on assets was 9 percent (9 percent--June 30, 1996).

Note J--Retired Staff Benefits Plan

IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually contributes the remainder of the actuarially-determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately from the other assets and income of IBRD, IDA, IFC, and MIGA and can be used only for the benefit of the participants in the RSBP and their beneficiaries until all liabilities to them have been paid or provided for. RSBP assets consist primarily of fixed income and equity securities.

Net periodic postretirement benefits cost for IBRD participants for the fiscal years ended June 30, 1997 and June 30, 1996 consisted of the following components:

In millions
--------------------------------------------------------------------------------
                                                                  1997     1996
                                                                  ----     ----
Service cost--benefits earned during the fiscal year ...........  $  38   $  32
Interest cost on accumulated postretirement benefit obligation .     47      45
Actual return on plan assets ...................................   (200)   (130)
Net amortization and deferral ..................................    139      87
                                                                  -----   -----
Net periodic postretirement benefits cost ......................  $  24   $  34
                                                                  =====   =====
--------------------------------------------------------------------------------

The portion of this cost that relates to IBRD and is included in Administrative Expenses for the fiscal year ended June 30, 1997 is $15 million ($22 million -- June 30, 1996). The balance has been included in the management fee charged to IDA.

                                                    IBRD Financial Statements 45
--------------------------------------------------------------------------------
Notes to Financial Statements

--------------------------------------------------------------------------------

The following table sets forth the RSBP's funded status at June 30, 1997 and June 30, 1996:

In millions
--------------------------------------------------------------------------------
                                                              1997        1996
                                                             ------      ------
Accumulated postretirement benefit obligation
  Retirees .............................................    $  (320)    $  (293)
  Fully eligible active plan participants ..............       (142)       (128)
  Other active plan participants .......................       (277)       (285)
                                                            -------     -------
                                                               (739)       (706)

Plan assets at fair value ..............................      1,177         937
                                                            -------     -------
Plan assets in excess of accumulated
  postretirement benefit obligation ....................        438         231
Unrecognized prior service costs .......................        (10)        (12)
Unrecognized net loss from past experience
  different from that assumed and from changes
  in assumptions .......................................        (99)        107
                                                            -------     -------
Prepaid postretirement benefit cost ....................    $   329     $   326
                                                            =======     =======

--------------------------------------------------------------------------------

Of the $329 million prepaid at June 30, 1997 ($326 million--June 30, 1996), $296 million is attributable to IBRD ($295 million--June 30, 1996) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

For June 30, 1997, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.7 percent to 10.8 percent, decreasing gradually to 5.5 percent in 2009 and thereafter. The health care cost trend rates used for June 30, 1996 were 14.4 percent to 11.2 percent decreasing gradually to 5.5 percent in 2010 and thereafter.

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at June 30, 1997 by $139 million and the net periodic postretirement benefit cost for the fiscal year then ended by $21 million.

The weighted average discount rate used in determining the APBO was 7.5 percent (8 percent--June 30, 1996). The expected long-term rate of return on plan assets was 7.5 percent (8 percent--June 30, 1996).

46 IBRD Financial Statements
--------------------------------------------------------------------------------
Report of Independent Accountants

--------------------------------------------------------------------------------

                        [Letterhead of Price Waterhouse]

July 28, 1997

President and Board of Governors
  International Bank for Reconstruction
  and Development

In our opinion, the financial statements appearing on pages 4 through 45 of this Report present fairly, in all material respects, in terms of United States dollars, the financial position of the International Bank for Reconstruction and Development at June 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States and with International Accounting Standards. These financial statements are the responsibility of management of the International Bank for Reconstruction and Development; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, including International Standards on Auditing, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse

(International Firm)

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 1

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Czech Koruna
------------
CZK 1 billion 10.375% Euronotes, due April 21, 1999             581     CZK    1      1,000,000,000      33,107,101    21-Apr-1997

Deutsche mark
-------------
DEM 100 Million 5.25% Swap-Linked Notes due 2000                 32     DEM    1        100,000,000      58,075,382    09-May-1997
DEM 500 million 4.625% notes of 1997, due December 18,  2001    562     DEM    2        500,000,000     294,698,376    02-Jun-1997
DEM 250 million 4.745% notes of 1997, due April 29, 2002        580     DEM    1        250,000,000     145,653,694    29-Apr-1997
                                                                                                     --------------
** Total By Currency                                                                                    498,427,452
                                                                                                     --------------

Spanish pesetas
---------------
ESP 15 billion 5.375% Bonds of 1997 due May 9, 2000              18     ESP    1     15,000,000,000     103,384,106    09-May-1997

Pounds sterling
---------------
GBP 750 million 7% notes of 1997, due June 7, 2002              590     GBP    1        750,000,000   1,223,550,000    27-May-1997

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 2

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Hong Kong dollars
-----------------
HKD 1 Billion 7.58% notes of 1997, due May 7, 2007              583     HKD    1      1,000,000,000     129,080,059    07-May-1997

Italian lire
------------
ITL 500 BILLION DOMESTIC LIRA CAPPED FRNs DUE MAY 28, 2004       27     ITL    1    500,000,000,000     299,736,831    27-May-1997
Itl 50 billion 10-yr callable reverse floater notes due 2007     28     ITL    4     50,000,000,000      29,626,821    30-Jun-1997
ITL 50 BIL 7.45% CALLABLE BONDS DUE MAY 20, 2002                 31     ITL    1    150,000,000,000      89,623,938    20-May-1997
Increase of ITL 50 billion 7.45% Callable Bonds due 2002         31     ITL    2     50,000,000,000      29,874,646    20-May-1997
MULTI-CALLABLE CAPPED FLOATING RATE NOTES DUE 6/6/2007           33     ITL    1    175,000,000,000     103,006,010    06-Jun-1997
Multi-Callable Capped Floating Rate Notes due June 6, 2007       33     ITL    2     25,000,000,000      14,715,144    06-Jun-1997
ITL 300 billion 6.590% notes of 1997 due May 21, 2002           589     ITL    1    300,000,000,000     179,245,734    21-May-1997
                                                                                                     --------------
** Total By Currency                                                                                    745,829,124
                                                                                                     --------------

Japanese yen
------------
5% FOR 1 DAY, OTHER ANN. COUPONS FORMULA BASED,DUE JUN.20,2012   35     JPY    1      5,000,000,000      44,169,611    19-Jun-1997
JPY 15 billion 5.6% JPY/GBP Dual Currency Notes due 4/24/00     577     JPY    1     15,000,000,000     119,617,225    24-Apr-1997
jpy 5 bn step-down Coupon of 4/97 due 4/25/2007                 579     JPY    1      5,000,000,000      39,572,616    25-Apr-1997
                                                                                                     --------------
** Total By Currency                                                                                    203,359,452
                                                                                                     --------------

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 3

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Korean Won
----------
KRW 95 billion 9.80% Notes due April 23, 2002                     1     KRW    1     71,500,000,000      80,004,476    23-Apr-1997
KRW 95 billion 9.80% Notes due April 23, 2002                     1     KRW    2     23,500,000,000      26,295,177    23-Apr-1997
                                                                                                     --------------
** Total By Currency                                                                                    106,299,653
                                                                                                     --------------

New Zealand dollars
-------------------
7.50% NZD Notes of 1997, due April 4, 2000                      571     NZD    1        100,000,000      69,730,000    04-Apr-1997
NZD 100 Million 8.25% notes of 1997, due May 15, 2000           584     NZD    1        100,000,000      69,560,000    15-May-1997
NZD 100 million 8.00% notes of 1997, due May 23, 2007           586     NZD    1        100,000,000      69,530,000    23-May-1997
NZD 100 million 7.625% notes of 1997, due June 24, 2002         593     NZD    1        100,000,000      68,660,000    24-Jun-1997
                                                                                                     --------------
** Total By Currency                                                                                    277,480,000
                                                                                                     --------------

Philippine Pesos
----------------
PHP 3 billion 10.25% Euronotes,due April 11, 2002               574     PHP    1      3,000,000,000     113,765,427    11-Apr-1997
Increase PHP 1 billion 10.25% Euronotes, due April 11, 2002     574     PHP    2      1,000,000,000      37,921,809    11-Apr-1997
                                                                                                     --------------
** Total By Currency                                                                                    151,687,236
                                                                                                     --------------

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 4

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Polish Zlotys
-------------
PLN 100 million 19.5% Eurontes of 1997, due June 17, 1999       591     PLN    1        100,000,000      31,335,193    17-Jun-1997

United States dollars
---------------------
USD 300 mn 6.625% Notes of 4/23/97 due 5/21/2001                588     USD    1        300,000,000     300,000,000    21-May-1997

South African Rand
------------------
ZAR 2.5 billion Zero Coupon Euronotes due April 4, 2017         572     ZAR    1      2,500,000,000     565,291,125    04-Apr-1997
ZAR 500 million zero coupon notes, due April 4, 2017            572     ZAR    2        500,000,000     113,058,225    04-Apr-1997
ZAR 500 million zero coupon notes, due April 4, 2017            572     ZAR    3        500,000,000     113,058,225    04-Apr-1997
ZAR 1.5 BILLION ZERO-COUPON NOTES OF 1997 DUE APRIL 4, 2007     572     ZAR    4      1,500,000,000     339,174,675    04-Apr-1997
ZAR 1 billion Zero-coupon Notes of 1997, due April 4, 2017      572     ZAR    5      1,000,000,000     223,638,600    12-May-1997
ZAR 150 million 14.50% Eurnotes of 1997 due April 8, 2002       575     ZAR    1        150,000,000      33,963,546    08-Apr-1997
ZAR 2 billion 0% coupon notes, due April 1, 2022                576     ZAR    1      2,000,000,000     452,552,160    01-Apr-1997
ZAR 2 billion zero coupon notes, due April 1, 2022              576     ZAR    2      2,000,000,000     452,552,160    01-Apr-1997
ZAR 1 billion zero coupon notes of 1997, due April 1, 2022      576     ZAR    3      1,000,000,000     226,276,080    01-Apr-1997
ZAR 2 billion zero coupon notes of 1997, due April 1, 2022      576     ZAR    4      2,000,000,000     452,552,160    01-Apr-1997
ZAR 1.0 billion Zero coupon notes of 1997, due May 14, 2012     587     ZAR    1      1,000,000,000     224,114,750    14-May-1997
ZAR 2 billion Zero coupon notes of 1997, due May 14, 2012       587     ZAR    2      2,000,000,000     447,277,200    05-Jun-1997
ZAR 200 million 14.625% Euronotes due June 19, 2000             592     ZAR    1        200,000,000      44,360,652    19-Jun-1997
                                                                                                     --------------
** Total By Currency                                                                                  3,687,869,558
                                                                                                     --------------
                                                                                                     --------------
** Total By Source                                                                                    7,491,408,934
                                                                                                     --------------

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 5

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Private

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Italian lire
------------
ITL 55 BIL.COUPON 3MLIB LESS 17BP,TO A MAX.COUPON OF10%          34     ITL    1     55,000,000,000      32,698,973    30-May-1997

United States Dollars
---------------------
USD 30 million 6.45% Loan of May 1997 due June 27, 2002         269     USD    1         30,000,000      30,000,000    27-Jun-1997
                                                                                                     --------------
** Total By Source                                                                                       62,698,973
                                                                                                     --------------

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 6

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Loans

Description                                                 Issue #  Currency Tranche  Bond Amount   US$ Equivalent  Settlement Date
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen
------------
JPY 2.825% Callable Double-up Issue, due May 21,2007            220     JPY    1      1,000,000,000       8,568,980    20-May-1997

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 7

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

                                                                                       Redemption
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
Swiss francs
------------
7.50% CHF Bonds of 1990, due May 30, 1997                       223     CHF    1        300,000,000     211,312,249    30-May-1997

Deutsche mark
-------------
6.625% DM Bonds of 1989, due 1997                               258     DEM    1        150,000,000      87,422,777    14-Apr-1997

French francs
-------------
10% FRF Notes of 1990, due May 9, 1997                            6     FRF    1      1,000,000,000     172,476,241    09-May-1997

Greek drachmas
--------------
15.50% GRD 15 BILLION NOTES OF 1994, DUE APRIL 14, 1997           1     GRD    1     15,000,000,000      55,574,080    14-Apr-1997

Japanese yen
------------
4.625% JPY Bonds of 1987, due May 12, 1997 (1st Offering)       138     JPY    1     40,000,000,000     320,256,205    12-May-1997
4.25% JPY Bonds of 1987, due June 3, 1997 (2nd Offering)        139     JPY    1     39,900,000,000     342,636,325    03-Jun-1997
6-7/8% YEN BONDS DUE JUNE 11, 1997                              190     JPY    1     30,000,000,000     265,957,447    11-Jun-1997
                                                                                                     --------------
** Total By Currency                                                                                    928,849,977
                                                                                                     --------------
* Indicates Partial Maturity

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 8

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

                                                                                       Redemption
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
European currency units
-----------------------
8-1/4% ECU BONDS OF 1992 DUE APRIL 10, 1997                      16     XEU    1        150,000,000     171,372,000    10-Apr-1997
                                                                                                     --------------
** Total By Source                                                                                    1,627,007,324
                                                                                                     --------------
* Indicates Partial Maturity

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                  Page 9

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Private

                                                                                       Redemption
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
Netherlands guilders
--------------------
8.125% NLG Private Placement of '85, Due '91-2000                71     NLG    1         10,000,000       5,270,648    24-May-1997

United States dollars
---------------------
14.9% US$ Notes of 1982, due 5/24/97                            147     USD    1         45,500,000      45,500,000    24-May-1997
                                                                                                     --------------
** Total By Source                                                                                       50,770,648
                                                                                                     --------------
* Indicates Partial Maturity

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                 Page 10

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Loans

                                                                                       Redemption
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
Deutsche mark
-------------
7.4% DM Loan of 1977, due 1988/97 (Tranche B)                    95     DEM    2         10,000,000       5,929,088    25-May-1997*

Japanese yen
------------
5.80% JPY Loan of 1987, due 1995/2000                           124     JPY    1      3,600,000,000      31,732,041    23-Jun-1997*
JAPANESE YEN LOAN OF 1987, DUE 1994-1999 (Ref. #29)             129     JPY    1      2,700,000,000      23,841,060    20-Jun-1997*
JAPANESE YEN LOAN OF 1987, DUE 1994-1999 (REF #29)              129     JPY    2      3,600,000,000      31,788,079    20-Jun-1997*
JAPANESE YEN LOAN OF 1987, DUE 1994-1999                        130     JPY    1      5,000,000,000      42,844,901    20-May-1997*
JAPANESE YEN LOAN OF 1987, DUE 1995-2000                        132     JPY    1      2,700,000,000      21,340,500    17-Apr-1997*
JAPANESE YEN LOAN OF 1987, DUE 1992-1997                        133     JPY    2      1,000,000,000       8,613,264    19-May-1997*
JAPANESE YEN LOAN OF 1987, DUE 1993-1998                        134     JPY    1      6,300,000,000      50,420,168    09-Apr-1997*
5.70% JAPANESE YEN LOAN OF 1989, DUE 1997                       175     JPY    1     20,000,000,000     174,520,070    26-Jun-1997
                                                                                                     --------------
** Total By Currency                                                                                    385,100,083
                                                                                                     --------------
Netherlands guilders
--------------------
11.375% f. Loan of 1982, due 1988-97                             26     NLG    1         15,000,000       7,958,742    01-Apr-1997
9.125% f. Loan of 1984, due 1990-2004                            54     NLG    1          6,500,000       3,336,567    02-May-1997*
                                                                                                     --------------
** Total By Currency                                                                                     11,295,309
                                                                                                     --------------
                                                                                                     --------------
** Total By Source                                                                                      402,324,480
                                                                                                     --------------
* Indicates Partial Maturity

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                 Page 11

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
             MATURED BORROWINGS (COLTS) 01-APR-1997 thru 30-JUN-1997

Source : Public

                                                                                       Redemption
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Redemption Date
------------------------------------------------------------------------------------------------------------------------------------
United States dollars
---------------------
7.85% COLTS DUE 01-APR-1997                                     262     USD    1          3,000,000       3,000,000    01-Apr-1997
0% COLTS DUE 29-MAY-1997                                        753     USD    1            150,000         150,000    29-May-1997
9.3% COLTS DUE 30-MAY-1997                                     1091     USD    1            150,000         150,000    30-May-1997
0% COLTS DUE 15-MAY-1997                                       1111     USD    1          1,000,000       1,000,000    15-May-1997
0% COLTS DUE 30-JUN-1997                                       1340     USD    1            174,000         174,000    30-Jun-1997
9.15% COLTS DUE 24-APR-1997                                    1406     USD    1            150,000         150,000    24-Apr-1997
9.25% COLTS DUE 28-APR-1997                                    1408     USD    1             25,000          25,000    28-Apr-1997
7.375% COLTS DUE 10-MAY-1997                                   1418     USD    1            340,000         340,000    10-May-1997
9.21% COLTS DUE 15-MAY-1997                                    1433     USD    1            100,000         100,000    15-May-1997
9% COLTS DUE 22-MAY-1997                                       1434     USD    1             25,000          25,000    22-May-1997
9.02% COLTS DUE 09-JUN-1997                                    1443     USD    1             30,000          30,000    09-Jun-1997
8.06% COLTS DUE 09-APR-1997                                    1530     USD    1            200,000         200,000    09-Apr-1997
8.125% COLTS DUE 22-MAY-1997                                   1546     USD    1             50,000          50,000    22-May-1997
                                                                                                     --------------
** Total By Currency                                                                                      5,394,000
                                                                                                     --------------
                                                                                                     --------------
** Total By Source                                                                                        5,394,000
                                                                                                     --------------

AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                 Page 12

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              PREPAYMENT ADVICES (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

                                                                                       Prepayment
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Prepayment Date
------------------------------------------------------------------------------------------------------------------------------------
Australian Dollars
------------------
Zero -Coupon Euro-Australian $ notes of 1995 due Oct 18, 1999    16     AUD    1        100,000,000      75,980,000    06-Jun-1997
Zero -Coupon Euro-Australian $ notes of 1995 due Oct 18, 1999    16     AUD    1        100,000,000      76,130,000    12-Jun-1997
7.60% AUD NOTES OF 1996, DUE APRIL 22, 1999                     529     AUD    1         12,900,000      10,019,430    09-May-1997
7.65% AUD NOTES OF 1996, DUE JUNE 1, 1999                       534     AUD    1         18,000,000      14,007,600    13-May-1997
7.50% AUD NOTES OF 1996, DUE AUGUST 13, 1999                    545     AUD    1         15,500,000      12,038,850    09-May-1997
                                                                                                     --------------
** Total By Currency                                                                                    188,175,880
                                                                                                     --------------
Canadian Dollars
----------------
5.6% CAD NOTES OF 1996, DUE JUNE 25, 1998                       538     CAD    1         11,500,000       8,327,902    02-Jun-1997

Italian Lire
------------
9.65% Callable Notes due 1999 (Callable 4/1/97 or 4/1/97)         8     ITL    1    200,000,000,000     119,253,473    01-Apr-1997
7-Year Capped Callable Floating Rate Notes, due 2003              9     ITL    1    150,000,000,000      89,179,018    30-May-1997
7 Year Capped Callable Floating Rate Notes, due 2003              9     ITL    2     50,000,000,000      29,726,339    30-May-1997
7 Year Capped Callable Floating Rate Note Due 30-May-2003         9     ITL    3    100,000,000,000      59,452,679    30-May-1997
ITL 300 billion 8.50% Callable Notes due 1999                    12     ITL    1    300,000,000,000     177,760,923    30-Jun-1997
                                                                                                     --------------
** Total By Currency                                                                                    475,372,432
                                                                                                     --------------


AUGUST 12, 1997                                                      ACT_RPT_025
11:01:17                                                                 Page 13

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
              PREPAYMENT ADVICES (MLT) 01-APR-1997 thru 30-JUN-1997

Source : Public

                                                                                       Prepayment
Description                                                 Issue #  Currency Tranche     Amount     US$ Equivalent  Prepayment Date
------------------------------------------------------------------------------------------------------------------------------------
Japanese yen
------------
6.60% JPY/AUD Dual Currency Bonds of 1996, due Jul 17, 1998      15     JPY    1        776,000,000       6,183,267    21-Apr-1997
5.10% JPY/USD Dual Currency Bonds of 96, due August 27, 1998     19     JPY    1      1,000,000,000       8,936,550    16-Jun-1997
5.00% JPY/USD DUAL CURRENCY BONDS OF 1996, DUE OCT. 21, 1999     24     JPY    1      1,500,000,000      11,952,191    21-Apr-1997
5.00% JPY/USD DUAL CURRENCY BONDS OF 1996, DUE OCT. 21, 1999     24     JPY    1      2,500,000,000      19,786,308    25-Apr-1997
5.00% JPY/USD DUAL CURRENCY BONDS OF 1996, DUE OCT. 21, 1999     24     JPY    1      1,000,000,000       7,980,846    09-May-1997
5.00% JPY/USD DUAL CURRENCY BONDS OF 1996, DUE OCT. 21, 1999     24     JPY    1      1,000,000,000       8,557,980    30-May-1997
JPY ZERO COUPON NOTES OF 1994, DUE SEPTERMBER 20, 1999          213     JPY    1     14,000,000,000     123,022,847    23-May-1997
                                                                                                     --------------
** Total By Currency                                                                                    186,419,989
                                                                                                     --------------
                                                                                                     --------------
** Total By Source                                                                                      858,296,203
                                                                                                     --------------